
11006690

PSYCHEMEDICS

CORPORATION

2010 ANNUAL REPORT

CORPORATE PROFILE

Psychemedics Corporation is the world's largest provider of hair testing for the detection of drugs of abuse. The Company's multi patented process has been utilized by thousands of clients (including over 10% of the Fortune 500 companies) for pre-employment and random drug testing. Major police departments, Federal Reserve Banks, schools, and other public entities also secure the safety and reliability of their activities from drug abusers by using our unique process. Our personal drug testing service, PDT-90, is available via our internet E–Commerce website, *www.drugfreeteenagers.com*. The Company's drug test provides for the detection of cocaine, marijuana, opiates (including oxycontin and vicodin), amphetamines (including Ecstasy), and PCP. We strongly believe our drug testing method to be superior to any other product currently in use, including traditional urine testing and other hair testing methods.

LYNCH BREWER
HOFFMAN & FINK LLP
Attorneys at Law

75 FEDERAL STREET, 7TH FLOOR
BOSTON, MASSACHUSETTS 02110
TEL: (617) 951-0800 FAX (617) 951-0811
WWW.LYNCHBREWER.COM

OWEN B. LYNCH
EDWARD S. BREWER, JR.♦
ALAN R. HOFFMAN
PETER W. FINK†♦
JOHN P. DENNIS‡
PATRICK J. KINNEY, JR.
ANNE HOFFMAN

DALE C. KERESTER
JENNIFER C. PLATT
CHRISTINE B. WHITMAN*†
THOMAS J. CLEMENS
SONIA J. KWON†
LISA A. CASEY

*ALSO ADMITTED IN CT
†ALSO ADMITTED IN FL
‡ALSO ADMITTED IN ME
♦ALSO ADMITTED IN NH

April 5, 2011


SEC MAIL
PROCESSING
RECEIVED
APR 06 2011
WASH, D.C.
211
SECTION

OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Psychemedics Corporation
Commission File No. 1-13738
CIK No. 0000806517

Dear Sir/Madam:

Pursuant to Rule 14a-3 of the Securities Exchange Act of 1934, on behalf of Psychemedics Corporation, I am enclosing as supplemental information seven (7) copies of Psychemedics Corporation's 2010 Annual Report. Except for the Company's Form 10-K included therein (which was filed with the Commission on March 25, 2011 pursuant to Rule 13a-1), this report is not to be treated as "soliciting material" and is not to be considered to be "filed" under the Securities Exchange Act of 1934.

Please acknowledge receipt of the foregoing materials by date stamping the enclosed copy of this cover letter and returning it to the undersigned in the self-addressed metered envelope provided.

Very truly yours,

Patrick J. Kinney, Jr.

enclosures
cc: *Neil Lemer*
Psychemedics Corporation
(via email; without encl.)
Nicole Cunneen
BDO USA LLP
(with 1 copy of encl.; regular U.S. Mail)

312843.1

Dear Fellow Shareholders,

In 2010, sales and profits were back on the growth track. Revenues advanced 19% and our EPS increased 72% over last year. While we are very proud of the fact that we have been profitable every year since 1993, including the severe 2009 recession, our focus continues to be sales and earnings growth. While some of our growth in 2010 can be attributed to the economic recovery, the primary increase has come from new customers and introducing new programs to existing customers.

As I reported to you last year, in 2009, we made major investments in sales and marketing at the same time we had to make major reductions including across-the-board salary cuts. In 2010, while we continued tight cost controls, we again made major investments in sales and marketing to grow our business.

In April, we brought on Jim Dyke to be our Corporate Vice President of Sales & Marketing. This is a new position for us. Jim has extensive professional sales experience and general manager experience. He is charged with accelerating our sales growth and, given his extremely strong background, he is focused on profitable sales growth.

In July, we announced that we had signed a sales and marketing agreement with LGC of the UK, an international science-based company and market leader in analytical, forensic and diagnostic services and reference standards to market the patented Psychemedics hair analysis drug test to the UK. We are very proud to be working with LGC, a company whose forensic science capabilities sets the highest quality standards in the UK. Since we provide the highest quality and most cost effective drug test available, this is a perfect match. With this agreement, we hope to capitalize on the developing growth opportunities in the UK and Europe, and help companies there establish and maintain a drug free work place.

We also continued to add to our internal sales team, and undertook and completed a total overhaul of our website (*www.Psychemedics.com*) to improve our internet presence, as well as to expand our e-commerce platform. We strongly believe that these continued investments in sales and marketing position us well for future growth.

In addition, Neil Lerner joined us as our new Vice President and Controller. Neil's extensive background with a number of major large, as well as small companies gives us added strength. He has come in and restructured the finance department to better serve all in the Company with the key data required to drive our business, as well as handle our external reporting.

In September 2010, for the fourth year in a row, DeMarche Associates, Inc., a leading investment research and financial consulting firm, included Psychemedics in their listing of companies with the "Best CEOs" in the nation. This is awarded to a small group of American firms with CEOs who had generated the most shareholder value per unit of CEO compensation over the previous three years. We mention this because it is truly a team effort at Psychemedics. We are all pleased with this award as we strive to accomplish our goal of generating maximum return for shareholders while delivering the highest quality, most cost effective drug test available.

With our strong track record of profitability and the major investments in sales and marketing that we have made over the last two years, we believe we are well positioned for future growth and come into 2011 with great confidence in our future. We are the world's largest provider of drug testing using hair analysis. We have the most sensitive drug test available which results in a higher detection rate. This higher detection rate serves as a powerful upfront deterrent to drug use. What makes our test the most sensitive and effective is: 1) our proprietary process allows us to get virtually 100% of the drug out of the hair – if you can't get the drug out, you can't measure it; 2) we have the most sensitive screening test, in this case radioimmunoassay, and all our tests are cleared by the FDA; 3) we have been, and continue to be, the leader in mass-spectrometry confirmation testing and 4) we have the most extensive legal track record supporting our proprietary testing method. We have thousands of customers across a wide base of industries (including over 10% of the Fortune 500), along with schools and major law enforcement agencies. We believe we have a very strong technology platform and customer base to build on and are excited about the years ahead.

In addition, the Company's balance sheet remains strong with approximately $5.7 million in cash and short-term investments — and no long term debt. Our directors share our confidence in the future and remain committed to rewarding shareholders and sharing the financial success of the company with them as they grow. We are very pleased now to have had 58 consecutive quarters of paying a dividend.

I would like to thank all our clients for the major contribution they are making in deterring drug abuse, our directors for their counsel and guidance, and all my teammates at Psychemedics for their continued commitment and dedication to excellence in serving our customers. And, I want to thank you, our shareholders, for your continued support.

Sincerely,



Raymond C. Kubacki
Chairman, President and
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission File Number: 1-13738

PSYCHEMEDICS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**58-1701987**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
125 Nagog Park Acton, Massachusetts	**01720**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number Including Area Code: **(978) 206-8220**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.005 par value
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by a check mark if the registrant is a well-known seasoned issuer (as defined in Rule 405 of the Securities Exchange Act of 1934). Yes ☐ No ☒

Indicate by a check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934). Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files.) Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Securities Exchange Act of 1934.

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☒
(Do not check if a smaller reporting company)

Indicate by a check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities and Exchange Act of 1934). Yes ☐ No ☒

As of June 30, 2010, there were 5,212,835 shares of Common Stock of the Registrant outstanding. The aggregate market value of the Common Stock of the Registrant held by non-affiliates (assuming for these purposes, but not conceding, that all executive officers, directors and 5% shareholders are "affiliates" of the Registrant) as of June 30, 2010 was approximately $18 million, computed based upon the closing price of $7.98 per share on June 30, 2010.

As of March 22, 2011, there were 5,212,013 shares of Common Stock of the Registrant outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates by reference portions of the Registrant's definitive proxy statement, to be filed with the Securities and Exchange Commission no later than 120 days after the close of its fiscal year; provided that if such proxy statement is not filed with the Commission in such 120-day period, an amendment to this Form 10-K shall be filed no later than the end of the 120-day period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Business," "Risk Factors," "Legal Proceedings," "Market for Registrant's Common Stock and Related Stockholder Matters" and "Management Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K (this "Form 10-K") constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements made with respect to future earnings per share, future revenues, future operating income, future cash flows, competitive and strategic initiatives, potential stock repurchases and future liquidity needs. These statements involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, growth, performance, earnings per share or achievements to be materially different from any future results, levels of activity, growth, performance, earnings per share or achievements expressed or implied by such forward-looking statements.

The forward-looking statements included in this Form 10-K and referred to elsewhere are related to future events or our strategies or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "should," "believe," "anticipate," "future," "potential," "estimate," "encourage," "opportunity," "growth," "leader," "could", "expect," "intend," "plan," "expand," "focus," "through," "strategy," "provide," "offer," "allow," "commitment," "implement," "result," "increase," "establish," "perform," "make," "continue," "can," "ongoing," "include" or the negative of such terms or comparable terminology. All forward-looking statements included in this Form 10-K are based on information available to us as of the filing date of this report, and the Company assumes no obligation to update any such forward-looking statements. Our actual results could differ materially from the forward-looking statements. Important factors that could cause actual results to differ materially from expectations reflected in our forward-looking statements include those described in Item 1A, "Risk Factors."

PSYCHEMEDICS CORPORATION

FORM 10-K
ANNUAL REPORT
For the Year Ended December 31, 2010

TABLE OF CONTENTS

PART I

Available Information; Background

Psychemedics Corporation ("the Company" or "Psychemedics") maintains executive offices located at 125 Nagog Park, Acton, MA 01720. Our telephone number is (978) 206-8220. Our stock is traded on the NASDAQ Stock Exchange Market under the symbol "PMD". Our Internet address is *www.psychemedics.com.* The Company makes available, free of charge, on the Investor Information section of its website, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission (the "SEC"). Copies are also available, without charge, from Psychemedics Corporation, Attn: Investor Relations, 125 Nagog Park, Acton, MA 01720. Alternatively, reports filed with the SEC may be viewed or obtained at the SEC Public Reference Room in Washington, D.C., or the SEC's Internet site at *www.sec.gov*. We do not intend for information contained in our website to be part of this Annual Report on Form 10-K.

Item 1. Business

General

Psychemedics Corporation is a Delaware corporation organized on September 24, 1986 to provide testing services for the detection of abused substances through the analysis of hair samples. The Company's testing methods utilize a patented technology to enzymatically dissolve hair samples and then perform radioimmunoyassays on the hair sampled, with confirmation testing by mass spectrometry.

The Company's primary application of its patented technology is as a testing service that analyzes hair samples for the presence of certain drugs of abuse. Employing radioimmunoassay procedures to drug test hair samples differs from the more commonly used approach in which immunoassay procedures are employed to test urine samples. The Company's tests provide quantitative information that can indicate the approximate amount of drug ingested as well as historical data, which can show a pattern of individual drug use over a longer period of time providing superior detection compared to other types of drug testing. This information is useful to employers for both applicant and employee testing, as well as to physicians, treatment professionals, law enforcement agencies, school administrators, parents concerned about their children's drug use and other individuals or entities engaged in any business where drug use or potential drug use is an issue. The Company provides commercial testing and confirmation by mass spectrometry using industry-accepted practices for cocaine, marijuana, PCP, methamphetamine (including Ecstasy, which is difficult to detect in urine due to sporadic use patterns and rapid clearance from the body) and opiates (including heroin, hydrocodone, hydromorphone and oxycodone).

Testing services are currently performed at the Company's laboratory at 5832 Uplander Way, Culver City, California. The Company's services are marketed under the name RIAH (Radioimmunoassay of Hair), a registered service mark.

Development of Radioimmunoassay of Hair

The application of unique radioimmunoassay procedures to the analysis of hair was initially developed in 1978 by the founders of the Company, Annette Baumgartner and Werner A. Baumgartner, Ph.D. The Baumgartners demonstrated that when certain chemical substances enter the bloodstream, the blood carries these substances to the hair where they become "entrapped" in the protein matrix in amounts approximately proportional to the amount ingested. The Company's patented drugs of abuse testing procedure involves direct analysis of liquefied hair samples by radioimmunoassay procedures utilizing effective reagents and antibodies. The antibodies detect the presence of a specific drug or drug metabolite in the liquefied hair sample by reacting with the drug present in the sample solution, as well as an added radioactive analog of the drug. The resulting antibody-drug complex is precipitated and analyzed. The amount of drug present in the sample is inversely proportional to the amount of radioactive analog in the precipitate. RIA positive results are then confirmed by Mass Spectrometry. Depending upon the length of head hair, the Company is able to provide historical information on drug use by the person from whom the sample was obtained. Since head hair grows approximately 1.3 centimeters per month, a 3.9 centimeter head hair sample can reflect drug ingestion over the approximate several months prior to the collection of the sample. Another testing option involves sectional analysis of the head hair sample. In this procedure, the hair is sectioned lengthwise to approximately correspond to certain time periods. Each section corresponds to a time period, which allows the Company to provide information on patterns of drug use.

Validation of the Company's Proprietary Testing Method

The process of analyzing human hair for the presence of drugs using the Company's patented method has been the subject of numerous peer-reviewed, scientific field studies. Results from the studies that have been published or accepted for publication in scientific journals are generally favorable to the Company's technology. Some of these studies were performed with the following organizations: Boston University School of Public Health; Citizens for a Better Community Court, Columbia University; Connecticut Department of Mental Health and Addictive Services; Koba Associates-DC Initiative, Harvard Cocaine Recovery Project, Hutzel Hospital, ISA Associates (Interscience America)-NIDA Workplace Study, University of California-Sleep State Organization, Maternal/Child Substance Abuse Project, Matrix Center, National Public Services Research Institute, Narcotic and Drug Research Institute, San Diego State University-Chemical Dependency Center, Spectrum Inc., Stapleford Centre (London), Task Force on Violent Crime (Cleveland, Ohio); University of Miami-Department of Psychiatry, University of Miami-Division of Neonatology, University of South Florida-Operation Par Inc., University of Washington, VA Medical Center-Georgia, U.S. Probation Parole-Santa Ana and Wayne State University. The above studies include research in the following areas: effects of prenatal drug use, treatment evaluation, workplace drug use, the criminal justice system and epidemiology. Many of the studies have been funded by the National Institute of Justice or the National Institute on Drug Abuse ("NIDA"). Several hundred research articles written by independent researchers have been published supporting the general validity and usefulness of hair analysis.

Some of the Company's customers have also completed their own testing to validate the Company's proprietary hair testing method as a prelude to utilizing the Company's services. These studies have consistently confirmed the Company's superior detection rate compared to urinalysis testing. When results based on the Company's patented hair testing method were compared to urine results in side-by-side evaluations, 4 to 10 times as many drug abusers were accurately identified by the Company's proprietary method. In addition to these studies, the Company's proprietary method is validated through the services it offers to the thousands of clients for whom it has performed testing.

In 1998, the National Institute of Justice, utilizing Psychemedics hair testing, completed a Pennsylvania Prison study where hair analysis revealed an average prison drug use level of approximately 7.9% in 1996. Comparatively, urinalysis revealed virtually no positives. After measures to curtail drug use were instituted (drug-sniffing dogs, searches and scanners), the use level fell to approximately 2% according to the results of hair analysis in 1998. Again, the urine tests showed virtually no positives. The study illustrates the usefulness of hair analysis to monitor populations and the weakness of urinalysis.

The Company has received 510k clearance from the United States Food and Drug Administration ("FDA") on all five of its assays used to test human hair for drugs of abuse. As of the date of this report, Psychemedics has received FDA clearance for a five-drug panel test that is not restricted to head hair samples for drugs of abuse.

Advantages of Using the Company's Patented Method

The Company asserts that hair testing using its patented method confers substantive advantages relative to existing means of drug detection through urinalysis. Although urinalysis testing can provide accurate drug use information, the scope of the information is short-term and is generally limited to the type of drug ingested within a few days of the test. Studies published in many scientific publications have indicated that most drugs disappear from urine within a few days.

In contrast to urinalysis testing, hair testing using the Company's patented method can provide long-term historical drug use information resulting in a significantly wider "window of detection." This "window" may be several months or longer depending on the length of the hair sample. The Company's standard test offering, however, uses a 3.9 centimeter length head hair sample cut close to the scalp which measures use for approximately the previous several months.

This wider window enhances the detection efficiency of hair analysis, making it particularly useful in pre-employment and random testing. Hair testing not only identifies more drug users, but it may also uncover patterns and severity of drug use (information most helpful in determining the scope of an individual's involvement with drugs), while serving as a deterrent against the use of drugs. Hair testing employing the Company's patented method greatly reduces the incidence of "false negatives" associated with evasive measures typically encountered with urinalysis testing. For example, urinalysis test results are adversely impacted by excessive fluid intake prior to testing and by adulteration or substitution of the urine sample. Moreover, a drug user who abstains from use for a few days prior to urinalysis testing can usually escape detection. Hair testing is effectively free of these problems, as it cannot be thwarted by evasive measures typically encountered with urinalysis testing. Hair testing is also attractive to customers since sample collection is typically performed under close supervision yet is less intrusive and less embarrassing for test subjects.

Hair testing using the Company's patented method (with mass spectrometry confirmation) further reduces the prospects of error in conducting drug detection tests. Urinalysis testing is more susceptible to problems such as "evidentiary false positives" resulting from passive drug exposure or poppy seeds. To combat this problem, in federally mandated testing, the opiate cutoff levels for urine testing were raised 667% (from 300 to 2,000 ng/ml) on December 1, 1998 and testing for the presence of a heroin metabolite, 6-AM, was required. These requirements, however, effectively reduced the detection time frame for confirmed heroin with 6-AM in urine down to several hours post drug use. In contrast, the metabolite 6-AM is stable in hair and can be detected for months.

In the event a positive urinalysis test result is challenged, a test on a newly collected urine sample is not a viable remedy. Unless the forewarned individual continues to use drugs prior to the date of the newly collected sample, a re-test may yield a negative result when using urinalysis testing because of temporary abstinence. In contrast, when the Company's hair testing method is offered on a repeat hair sample, the individual suspected of drug use cannot as easily affect the results because historical drug use data remains locked in the hair fiber.

When compared to other hair testing methods, not only are the Company's assays cleared by the FDA, they also employ a unique patented method of enzyme digestion that the Company believes allows for the most efficient release of drugs from the hair without destroying the drugs. The Company's method of releasing drugs from hair is a key advantage and results in superior detection rates.

Disadvantages of Hair Testing

There are some disadvantages of hair testing as compared to drug detection through urinalysis. Because hair starts growing below the skin surface, drug ingestion evidence does not appear in hair above the scalp until approximately five to seven days after use.

Thus, hair testing is not suitable for determining drug presence in "for cause" testing as is done in connection with an accident investigation. It does, however, provide a drug history which can complement urinalysis information in "for cause" testing.

Currently, radioimmunoassay testing using hair samples under the Company's patented method is only practiced by Psychemedics Corporation.

The Company's prices for its tests are generally somewhat higher than prices for tests using urinalysis, but the Company believes that its superior detection rates provide more value to the customer. This pricing policy could, however, adversely impact the growth of the Company's sales volume.

Intellectual Property

Certain aspects of the Company's hair analysis method are covered by six US patents and a number of foreign patents and trade secrets owned by the Company. One U.S. patent expires in 2011 (see risk factors) and two additional patent applications have been filed. The Company believes that its superior technology is protected by this combination of US and foreign patents and trade secrets. The Company's ability to protect the confidentiality of these trade secrets is dependent upon the Company's internal safeguards and upon the laws protecting trade secrets and unfair competition.

Target Markets

1. Workplace

The Company focuses its primary marketing efforts on the private sector, with particular emphasis on job applicant and employee testing.

Most businesses use drug testing to screen job applicants and employees. The Hazeldon Foundation survey from 2007 indicated that 85 percent of human resource professionals believe that drug testing is an effective way to diagnose substance abuse. The prevalence of drug screening programs reflects a concern that drug use contributes to employee health problems and costs (as the same study found that 62 percent of HR professionals believe that absenteeism is the most significant problem caused by substance abuse and addiction, followed at 49 percent by reduced productivity, a lack of trustworthiness at 39 percent, a negative impact on the company's external image at 32 percent and missed deadlines at 31 percent and in certain industries, safety hazards.) It has been estimated that the cost to American businesses is more than $100 billion annually.

The principal criticism of employee drug testing programs centers on the effectiveness of the testing program. Most private sector testing programs use urinalysis. Such programs are susceptible to evasive maneuvers and the inability to obtain confirmation through repeat samples in the event of a challenged result. An industry has developed over the Internet, and through direct mail, marketing a wide variety of adulterants, dilutants, clean urine and devices to assist drug users in falsifying urine test results.

Moreover, scheduled tests such as pre-employment testing and some random testing programs provide an opportunity for many drug users to simply abstain for a few days in order to escape detection by urinalysis.

The Company presents its patented hair analysis method to potential clients as a better technology well suited to employer needs. Field studies and actual client results support the accuracy and effectiveness of the Company's patented technology and its ability to detect varying levels of drug use. This information provides an employer with greater flexibility in assessing the scope of an applicant's or an employee's drug problem.

The Company performs a confirmation test of all presumptive positive results through mass spectrometry. The use of mass spectrometry is an industry accepted practice used to confirm positive drug test results of an initial screen. In an employment setting, mass spectrometry confirmation is typically used prior to the taking of any disciplinary action against an employee. The Company offers its clients a five-drug screen with mass spectrometry confirmation of cocaine, PCP, marijuana, amphetamines (including Ecstasy), and opiates (including heroin and oxycodone).

2. Schools

The Company currently serves hundreds of schools throughout the United States and in several foreign countries. The Company offers its school clients the same five-drug screen with mass spectrometry confirmation that is used with the Company's workplace testing service.

3. Parents

The Company also offers a personal drug testing service, known as "PDT-90"®, for parents concerned about drug use by their children. It allows parents to collect a small sample from their child in the privacy of the home, send it to the Company's laboratory and have it tested for drugs of abuse by the Company. The PDT-90 testing service uses the same patented method that is used with the Company's workplace testing service.

Research

The Company is involved in ongoing studies involving use of drugs of abuse in various populations, including the following: Boston Medical Center, Boston University School of Public Health, University of North Carolina Chapel Hill, Johns Hopkins Bloomberg School Of Public Health, Mclean Hospital, Wayne State University and Chemistry and Drug Metabolism Section, NIDA.

Sales and Marketing

The Company markets its corporate drug testing services primarily through its own sales force. Sales offices are located in several major cities in the United States in order to facilitate communications with corporate employers. The Company markets its home drug testing service, PDT-90, through the Internet and retail distributors.

Competition

The Company competes directly with numerous commercial laboratories that test for drugs primarily through urinalysis testing. Most of these laboratories, such as Laboratory Corporation of America and Quest Diagnostics, have substantially greater financial resources, market identity, marketing organizations, facilities, and numbers of personnel than the Company. The Company has been steadily increasing its base of corporate customers and believes that future success with new customers is dependent on the Company's ability to communicate the advantages of implementing a drug program utilizing the Company's patented hair analysis method.

The Company's ability to compete is also a function of pricing. The Company's prices for its tests are generally somewhat higher than prices for tests using urinalysis. However, the Company believes that its superior detection rates, coupled with the customer's ability to test less frequently due to hair testing's wider window of detection (several months versus approximately three days with urinalysis) provide more value to the customer. This pricing policy could, however, lead to slower sales growth for the Company.

Although other laboratories also offer hair testing for drugs of abuse, Psychemedics is the only laboratory with FDA clearance for a five-drug panel test that is not limited to head hair samples for drugs of abuse. To date, no other laboratory engaged in hair testing has received approval or clearance from the FDA on all of its assays for the testing of both head and body hair samples (two other laboratories have either partial FDA clearance or clearance specific to head hair samples only). Additionally, several of these laboratories that purport to test hair samples use a method that the Company presumes includes the use of a form of immunoassay procedures. The Company, however, does not believe that immunoassay testing of hair samples is as effective on a commercial basis without using the Company's unique patented method, which allows for the efficient release of drugs from the hair through enzyme digestion without destroying the drugs.

Government Regulation

The Company is licensed as a clinical laboratory by the State of California as well as certain other states. All tests are performed according to the laboratory standards established by the Department of Health and Human Services, through the Clinical Laboratories Improvement Amendments ("CLIA"), and various state licensing statutes.

A substantial number of states regulate drug testing. The scope and nature of such regulations varies greatly from state to state and is subject to change from time to time. The Company addresses state law issues on an ongoing basis.

In 2000, the FDA issued regulations under the Federal Food, Drug and Cosmetic Act, as amended (the "FDC Act") with respect to companies that market "drugs of abuse test sample collection systems". Under the regulations, companies engaged in the business of testing for drugs of abuse using a test (screening assay) not previously recognized by the FDA are required to submit their assay to the FDA for recognition prior to marketing. In addition, the laboratory performing the tests is required to be certified by a recognized agency. The regulations included a transitional period in order for companies not immediately in compliance with the proposed requirements to obtain the necessary data they needed for submission to the FDA.

By May 3, 2002, the Company had received 510k clearance to market all five of its assays.

In June 2008, Psychemedics also received the first CAP (College of American Pathologists) certification specifically including hair testing.

Research and Development

The Company is continuously engaged in research and development activities. During the years ended December 31, 2010, 2009 and 2008, $481,433, $467,435, and $474,622, respectively, were expended for research and development. The Company continues to perform research activities to develop new products and services and to improve existing products and services utilizing the Company's proprietary technology. The Company also continues to evaluate methodologies to enhance its drug screening capabilities. Additional research using the Company's proprietary technology is being conducted by outside research organizations through government-funded studies.

Research has continued on the interactions of different types of hair with drugs in the environment and from actual drug usage. This work has concentrated on assessments of various published methods for removal of externally deposited drug from hair surfaces and on methods of extraction of metabolically deposited drugs from the solid hair matrix. Some of the work has been presented at meetings of the Society of Forensic Toxicologists and the European Society of Hair Testing.

Sources and Availability of Raw Materials

Since its inception, the Company has purchased raw materials for its laboratory services from outside suppliers. The most critical of these raw materials are the radio-labeled drugs which the Company purchases from a single supplier, although other suppliers of radio-labeled drugs exist. The Company has entered into an agreement with its principal supplier to purchase certain proprietary information regarding the manufacture of such radio-labeled drugs owned by the supplier in the event that the supplier ceases to be able to supply such radio-labeled drugs to the Company.

Employees

As of December 31, 2010, the Company had 91 full-time equivalent employees, of whom 3 full-time employees were in research and development. None of the Company's employees are subject to a collective bargaining agreement.

Item 1A. Risk Factors

In addition to other information contained in this Form 10-K, the following risk factors should be carefully considered in evaluating Psychemedics Corporation and its business because such factors could have a significant impact on our business, operating results and financial condition. These risk factors could cause actual results to materially differ from those projected in any forward-looking statements.

Companies may develop products that compete with our products and some of these companies may be larger and better capitalized than we are.

Many of our competitors and potential competitors are larger and have greater financial resources than we do and offer a range of products broader than our products. Some of the companies with which we now compete or may compete in the future may develop more extensive research and marketing capabilities and greater technical and personnel resources than we do, and may become better positioned to compete in an evolving industry. Failure to compete successfully could harm our business and prospects.

Increased competition, including price competition, could have a material impact on the Company's net revenues and profitability.

Our business is intensely competitive, both in terms of price and service. Pricing of drug testing services is a significant factor often considered by customers in selecting a drug testing laboratory. As a result of the clinical laboratory industry undergoing significant consolidation, larger clinical laboratory providers are able to increase cost efficiencies afforded by large-scale automated testing. This consolidation results in greater price competition. The Company may be unable to increase cost efficiencies sufficiently, if at all, and as a result, its net earnings and cash flows could be negatively impacted by such price competition. The Company may also face increased competition from companies that do not comply with existing laws or regulations or otherwise disregard compliance standards in the industry. Additionally, the Company may also face changes in fee schedules, competitive bidding for laboratory services or other actions or pressures reducing payment schedules as a result of increased or additional competition. Additional competition, including price competition, could have a material adverse impact on the Company's net revenues and profitability.

Our results of operations are subject in part to variation in our customers' hiring practices and other factors beyond our control.

Our results of operations have been and may continue to be subject to variation in our customers' hiring practices, which in turn is dependent, to a large extent, on the general condition of the economy. Results for a particular quarter may vary due to a number of factors, including:

- economic conditions in our markets in general;
- economic conditions affecting our customers and their particular industries;
- the introduction of new products and product enhancements by us or our competitors; and
- pricing and other competitive conditions.

A failure to obtain and retain new customers, or a loss of existing customers, or a reduction in tests ordered, could impact the Company's ability to successfully grow its business.

The Company needs to obtain and retain new customers. In addition, a reduction in tests ordered, without offsetting growth in its customer base, could impact the Company's ability to successfully grow its business and could have a material adverse impact on the Company's net revenues and profitability. We compete primarily on the basis of the quality of testing, reputation in the industry, the pricing of services and ability to employ qualified personnel. The Company's failure to successfully compete on any of these factors could result in the loss of customers and a reduction in the Company's ability to expand its customer base.

Our business could be harmed if we are unable to protect our proprietary technology.

We rely primarily on a combination of trade secrets, patents and trademark laws and confidentiality procedures to protect our technology. Despite these precautions, unauthorized third parties may infringe or copy portions of our technology. In addition, because patent applications in the United States are not publicly disclosed until either (1) 18 months after the application filing date or (2) the publication date of an issued patent wherein applicant(s) seek only US patent protection, applications not yet disclosed may have been filed which relate to our technology. Moreover, there is a risk that foreign intellectual property laws will not protect our intellectual property rights to the same extent as United States intellectual property laws. One of our patents is due to expire in 2011. In the absence of protections afforded by patents or by trade secrets, we may be vulnerable to competitors who attempt to copy our products, processes or technology.

Our business could be affected by a computer or other IT System failure.

A computer or IT system failure could affect our ability to perform tests, report test results or properly bill customers. Failures could occur as a result of the standardization of our IT systems and other system conversions, telecommunications failures, malicious human acts (such as electronic break-ins or computer viruses) or natural disasters. Sustained system failures or interruption of the Company's systems in one or more of its operations could disrupt the Company's ability to process and provide test results in a timely manner and/or bill the appropriate party. Failure of the Company's information systems could adversely affect the Company's business, profitability and financial condition.

Failure to maintain confidential information could result in a significant financial impact.

The Company maintains confidential information regarding the results of drug tests and other information including credit card and payment information from our customers. The failure to protect this information could result in lawsuits, fines or penalties. Any loss of data or breach of confidentiality, such as through a computer security breach, could expose the Company to a financial liability.

Our future success will depend on the continued services of our key personnel.

The loss of any of our key personnel could harm our business and prospects. We may not be able to attract and retain personnel necessary for the development of our business. We do not have key personnel under contract other than 3 officers who have agreements providing for severance and non compete covenants in the event of termination of employment following a change of control. Further, we do not have any key man life insurance for any of our officers or other key personnel.

We may become exposed to potential risks and related costs as a result of the internal control assessment and attestation process mandated on certain issuers by Section 404 of the Sarbanes-Oxley Act of 2002.

We evaluated, tested and implemented internal controls over financial reporting to enable management to report on such internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002. At such time we cease qualifying as a "smaller reporting company", under SEC rules (under $75 million market cap), we will be required to provide an auditor attestation on internal controls. The auditor attestation could cause us to incur significant costs, including increased accounting fees and staffing levels. While we believe that we are compliant with the management evaluation requirements of Section 404, if our independent registered public accounting firm were unable to attest in a timely manner to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Our reliance on one supplier for certain raw materials used in our testing procedures could harm our business and prospects.

Since its inception, the Company has purchased raw materials for its laboratory services from outside suppliers. The most critical of these raw materials are the radio-labeled drugs, which the Company purchases from a single supplier, although other suppliers of radio-labeled drugs exist. The Company has entered into an agreement with its principal supplier to purchase certain proprietary information regarding the manufacture of such radio-labeled drugs owned by the supplier in the event that the supplier ceases to be able to supply such radio-labeled drugs to the Company. Obtaining alternative sources of supply of the radio-labeled drugs could involve delays and other costs; however, the Company maintains a surplus supply. The failure of the Company's primary or any alternative supplier of radio-labeled drugs to provide such radio-labeled drugs at an acceptable price, or an interruption of supplies from such a supplier and the exhaustion of the Company's current supply on hand could result in lost or deferred sales.

There is a risk that our insurance will not be sufficient to protect us from errors and omissions liability or other claims, or that in the future errors and omissions insurance will not be available to us at a reasonable cost, if at all.

Our business involves the risk of claims of errors and omissions and other claims inherent to our business. We maintain errors and omissions and general liability insurance subject to deductibles and exclusions. There is a risk that our insurance will not be sufficient to protect us from all such possible claims. An under-insured or uninsured claim could harm our operating results or financial condition.

Our research and development capabilities may not produce viable new services or products.

We are attempting to develop further capabilities in the drug testing arena. It is uncertain whether we will be able to develop services that are more efficient, effective or that are suitable for our customers. Our ability to create viable products or services depends on many factors, including the implementation of appropriate technologies, the development of effective new research tools, the complexity of the chemistry and biology, the lack of predictability in the scientific process and the performance and decision-making capabilities of our scientists.

Further, some of our existing patents are due to expire within the next 3 years, including one in 2011. Our research and development teams are working to develop improved processes with the aim of gaining additional patent protection. There is no guarantee that they will be successful in developing these improvements or gaining such additional patent protection. If any or all of our patents expire, there may be increased competition in the marketplace for our service or we might be required to rely to a greater extent on trade secret protection.

Improved testing technologies, or the Company's customers using new technologies to perform their own tests, could adversely affect the Company's business.

Advances in technology may lead to the development of more cost-effective technologies such as point-of-care testing equipment that can be operated by third parties or customers themselves in their own offices, without requiring the services of a freestanding laboratory. Development of such technology and its use by the Company's customers could reduce the demand for its testing services and negatively impact our revenues.

We may not be able to recruit and retain the experienced scientists and management we need to compete in our industry.

Our future success depends upon our ability to attract, retain and motivate highly skilled scientists and management. Our ability to achieve our business strategies depends on our ability to hire and retain high caliber scientists and other qualified experts. We compete with other testing companies, research companies and academic and research institutions to recruit personnel and face significant competition for qualified personnel. We may incur greater costs than anticipated, or may not be successful, in attracting new scientists or management or in retaining or motivating our existing personnel.

Our future success also depends on the personal efforts and abilities of the principal members of our senior management and scientific staff to provide strategic direction, to manage our operations and maintain a cohesive and stable environment.

Our facilities and practices may fail to comply with government regulations.

Our testing facilities and processes must be operated in conformity with current government regulations. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. If we fail to comply with these requirements, we may not be able to continue our services to certain customers, or we could be subject to fines and penalties, suspension of production, or withdrawal of our certifications. We operate a facility that we believe conforms to all applicable requirements. This facility and our testing practices are subject to periodic regulatory inspections to ensure compliance.

Our business could be harmed from the loss or suspension of any licenses.

The forensic laboratory testing industry is subject to significant regulation and many of these statutes and regulations are subject to change. The Company cannot assure that applicable statutes and regulations will not be interpreted or applied by a regulatory authority in a manner that would adversely affect its business. Potential sanctions for violation of these regulations could include the suspension or loss of various licenses, certificates and authorizations, which could have a material adverse effect on the Company's business.

If our use of chemical and hazardous materials violates applicable laws or regulations or causes personal injury we may be liable for damages.

Our drug testing activities, including the analysis and synthesis of chemicals, involve the controlled use of chemicals, including flammable, combustible, toxic and radioactive materials that are potentially hazardous. Our use, storage, handling and disposal of these materials is subject to federal, state and local laws and regulations, including the Resource Conservation and Recovery Act, the Occupational Safety and Health Act and local fire codes, and regulations promulgated by the Department of Transportation, the Drug Enforcement Agency, the Department of Energy, and the California Department of Public Health and Environment. We may incur significant costs to comply with these laws and regulations in the future. In addition, we cannot completely eliminate the risk of accidental contamination or injury from these materials, which could result in material unanticipated expenses, such as substantial fines or penalties, remediation costs or damages, or the loss of a permit or other authorization to operate or engage in our business. Those expenses could exceed our net worth and limit our ability to raise additional capital.

Our operations could be interrupted by damage to our specialized laboratory facilities.

Our operations are dependent upon the continued use of our highly specialized laboratories and equipment in Culver City, California. Catastrophic events, including earthquakes, fires or explosions, could damage our laboratories, equipment, scientific data, work in progress or inventories of chemicals and may materially interrupt our business. We employ safety precautions in our laboratory activities in order to reduce the likelihood of the occurrence of certain catastrophic events; however, we cannot eliminate the chance that such events will occur. The availability of laboratory space in these locations is limited, and rebuilding our facilities could be time consuming and result in substantial delays in fulfilling our agreements with our customers. We maintain business interruption insurance to cover continuing expenses and lost revenue caused by such occurrences. However, this insurance does not compensate us for the loss of opportunity and potential harm to customer relations that our inability to meet our customers' needs in a timely manner could create.

Agreements we have with our employees, consultants and customers may not afford adequate protection for our trade secrets, confidential information and other proprietary information.

In addition to patent protection, we also rely on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of our trade secrets and proprietary information, we require our employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorized use or disclosure. Furthermore, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities we conduct. In some situations, our confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Although we require our employees and consultants to maintain the confidentiality of all proprietary information of their previous employers, these individuals, or we, may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Our failure or inability to protect our proprietary information and techniques may inhibit or limit our ability to compete effectively, or exclude certain competitors from the market.

Risks Related to Our Stock

Our quarterly operating results could fluctuate significantly, which could cause our stock price to decline.

Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future. Our results are impacted by the extent to which we are able to gain new customers and on the hiring practices of our existing customers, which are, in turn, impacted by general economic conditions. Entering into new customer contracts can involve a long lead time. Accordingly, negotiation can be lengthy and is subject to a number of significant risks, including customers' budgetary constraints and internal reviews. Due to these and other market factors, our operating results could fluctuate significantly from quarter to quarter. In addition, we may experience significant fluctuations in quarterly operating results due to factors such as general and industry-specific economic conditions that may affect the budgets and the hiring practices of our customers.

Due to the possibility of fluctuations in our revenue and expenses, we believe that quarter-to-quarter comparisons of our operating results are not necessarily a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. If we do not meet analysts' and/or investors' expectations, our stock price could decline.

Our stock price could experience substantial volatility.

The market price of our common stock has historically experienced and may continue to experience extensive volatility. Our quarterly operating results, the success or failure of future development efforts, changes in general conditions in the economy or the financial markets and other developments affecting our customers, our competitors or us could cause the market price of our common stock to fluctuate substantially. This volatility may adversely affect the price of our common stock. In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company's securities. A securities class action suit against us could result in potential liabilities, substantial costs and the diversion of management's attention and resources, regardless of whether we win or lose.

Payment of a dividend could decline or cease.

Because we have historically paid dividends, any cessation of our program or reduction in our quarterly dividend could affect our stock price. We have paid dividends on our common stock for 58 consecutive quarters. It is our intent to continue this practice as long as we are able. However, if we are forced to cease this practice or reduce the amount of the regular dividend, due to operating or economic conditions, our stock price could suffer. In December 2008, the Company also paid a special dividend. Investors should not anticipate or expect any future or recurring special dividends. Further, if the Company ceases its future dividends, a return on investment in our common stock would depend entirely upon future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

The general economic condition could continue to deteriorate.

Our business is dependent upon new hiring and the supply of new jobs created by overall economic conditions. If the economy continues to deteriorate, leading to high unemployment and the lack of new job creation, our business and stock price could be adversely affected.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The Company maintains its corporate office and northeast sales office at 125 Nagog Park, Acton, Massachusetts; the office consists of 3,971 square feet and is leased through February 2015.

The Company leases 18,000 square feet of space in Culver City, California, for laboratory purposes. This facility is leased through December 31, 2012 with an option to renew for an additional three years. The Company also leases an additional 5,400 square feet of space in Culver City, California for customer service and information technology purposes. This office space is leased through December 31, 2012 with an option to renew for an additional three years.

Item 3. Legal Proceedings

The Company is involved in various suits and claims in the ordinary course of business. The Company does not believe that the disposition of any such suits or claims will have a material adverse effect on the continuing operations or financial condition of the Company.

Item 4. Reserved

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the NASDAQ Stock Market under the symbol "PMD". As of March 25, 2011, there were 217 record holders of the Company's common stock. The number of record owners was determined from the Company's stockholder records maintained by the Company's transfer agent and does not include beneficial owners of the Company's common stock whose shares are held in the names of various security holders, dealers and clearing agencies. The Company believes that the number of beneficial owners of the Company's common stock held by others as or in nominee names exceeds 2,000.

The following table sets forth for the periods indicated the range of prices for the Company's common stock as reported by the NASDAQ Stock Exchange and dividends declared by the Company.

	High	Low	Dividends
Fiscal 2009:			
First Quarter	$7.32	$3.03	$0.170
Second Quarter	6.99	5.51	0.170
Third Quarter	7.05	6.00	0.120
Fourth Quarter	7.70	5.10	0.120
Fiscal 2010:			
First Quarter	$8.21	$7.17	$0.120
Second Quarter	9.03	7.54	0.120
Third Quarter	9.72	7.76	0.120
Fourth Quarter	9.95	6.89	0.120

The Company has paid dividends over the past fourteen years. It most recently declared a dividend in March 2011, which was paid in March 2011. The Company's current intention is to continue to declare dividends to the extent funds are available and not required for operating purposes or capital requirements, and only then, upon approval by the Board of Directors.

Issuer Purchases of Equity Securities

During the fourth quarter of 2010, the Company repurchased 822 common shares for treasury at a weighted average price of $7.31 per share. See Item 7 for more detail.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2010, with respect to shares of the Company's common stock that were issuable under the Company's 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan").

The table does not include information with respect to shares subject to outstanding options granted under other equity compensation plans that were no longer in effect on December 31, 2010. Footnote (2) to the table sets forth the total number of shares of common stock issuable upon the exercise of options under such expired or discontinued plans as of December 31, 2010, and the weighted average exercise price of those options. No additional options may be granted under such other expired or discontinued plans.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities That Remained Available for Future Issuance (c)
Equity compensation plans approved by security holders[1]	94,700	$0.00	84,450
Equity compensation plans not approved by security holders	—	—	—
Total	94,700	$0.00	84,450

(1) Consists of the 2006 Equity Incentive Plan.

(2) This table does not include information for the Company's 2000 Stock Option Plan (discontinued on May 11, 2006). As of December 31, 2010, a total of 289,371 shares of common stock were issuable upon the exercise of outstanding options under the foregoing discontinued plan. The weighted average exercise price of outstanding options under such plan is $13.96 per share. No additional options may be granted under the 2000 Stock Option Plan.

Performance Graph



COMPARE 5-YEAR CUMULATIVE TOTAL RETURN AMONG PSCYCHEMEDICS CORPORATION, NASDAQ COMPOSITE INDEX AND RUSSELL 2000 INDEX
200
150
100
50
0
2005
2006
2007
2008
2009
2010
PSYCHEMEDICS CORPORATION
RUSSELL 2000 INDEX
NASDAQ COMPOSITE INDEX

	2005	2006	2007	2008	2009	2010
Psychemedics Corporation	100.00	142.93	124.28	61.67	74.49	82.25
Russell 2000 Index	100.00	121.40	106.90	74.58	88.03	107.83
NASDAQ Composite Index	100.00	109.52	120.27	71.51	102.89	120.29

* Calculated by the Company using *www.yahoo.com/finance* historical prices

(1) The above graph assumes a $100 investment on December 31, 2005, through the end of the 5-year period ended December 31, 2010 in the Company's Common Stock, the Russell 2000 Index and the NASDAQ Composite Index. The prices all assume the reinvestment of dividends.

(2) The Russell 2000 Index is composed of the smallest 2,000 companies in the Russell 3,000 Index. The Company has been unable to identify a peer group of companies that engage in testing of drugs of abuse, except for large pharmaceutical companies where such business is insignificant to such companies' other lines of businesses. The Company therefore uses in its proxy statements a peer index based on market capitalization.

(3) The NASDAQ Composite Index includes companies whose shares are traded on the NASDAQ Stock Exchange Market. In September 2008, Psychemedics moved its listing to the NASDAQ Stock Exchange Market from the AMEX Stock Exchange Market.

Item 6. Selected Financial Data

The selected financial data presented below is derived from our financial statements and should be read in connection with those statements.

	As of and for the Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In Thousands, Except for per Share Data)				
Revenue	$20,109	$16,955	$22,949	$24,569	$23,425
Gross profit	12,042	9,610	13,350	14,677	14,056
Income from operations	4,414	2,584	4,707	7,139	7,563
Net income	2,614	1,527	2,969	4,484	4,902
Basic net income per share	0.50	0.29	0.57	0.86	0.95
Diluted net income per share	0.50	0.29	0.57	0.85	0.94
Total assets	11,766	10,602	12,628	15,561	13,261
Working capital	8,566	8,471	9,516	12,773	10,534
Shareholders' equity	9,748	9,294	10,560	13,878	11,504
Cash dividends declared per common share	0.480	0.530	1.160	0.575	0.475

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read together with the more detailed business information and financial statements and related notes that appear elsewhere in this annual report on Form 10-K. This annual report may contain certain "forward-looking" information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Item 1A — Risk Factors."

Overview

Psychemedics Corporation is the world's largest provider of hair testing for drugs of abuse, utilizing a patented hair analysis method involving radioimmunoassay technology and confirmation by mass spectrometry to analyze human hair to detect abused substances. The Company's customers include Fortune 500 companies, as well as small to mid-size corporations, schools and governmental entities located primarily in the United States. During the year ended December 31, 2010, the Company generated $20.1 million in revenue, while maintaining a gross margin of 60% and pre-tax margins of 22%. At December 31, 2010, the Company had $5.7 million of cash, cash equivalents and short-term investments. During 2010, the Company had operating cash flow of $3.3 million and it distributed approximately $2.5 million or $0.48 per share of cash dividends to its shareholders. To date, the Company has paid fifty-eight consecutive quarterly cash dividends.

The following table sets forth, for the periods indicated, the selected statements of operations data as a percentage of total revenue:

	Year Ended December 31,		
	2010	2009	2008
Revenue	100.0%	100.0%	100.0%
Cost of revenue	40.1%	43.3%	41.8%
Gross profit	59.9%	56.7%	58.2%
Operating expenses:			
General and administrative	20.9%	21.2%	19.7%
Marketing and selling	14.6%	17.5%	15.9%
Research and development	2.4%	2.8%	2.1%
Total operating expenses	37.9%	41.5%	37.7%
Operating income	22.0%	15.2%	20.5%
Other income			
Interest income	0.1%	0.3%	1.3%
Other income	—	—	—
Total other income	0.1%	0.3%	1.3%
Income before taxes	22.1%	15.5%	21.8%
Provision for income taxes	9.1%	6.5%	8.9%
Net income	13.0%	9.0%	12.9%

Results for the Year Ended December 31, 2010 Compared to Results for the Year Ended December 31, 2009

Revenue increased $3.2 million or 19% to $20.1 million in 2010 compared to $17.0 million in 2009. This increase was due to an increase in volume from new and existing clients. Average revenue per sample increased 2% between 2010 and 2009.

Gross profit increased $2.4 million to $12.0 million in 2010 compared to $9.6 million in 2009. Direct costs increased by 10% from 2009 to 2010, mainly associated with the direct cost of materials resulting from higher volumes. The gross profit margin increased from 57% in 2009 to 60% in 2010 as revenue increased more than direct costs.

General and administrative ("G&A") expenses were $4.2 million for the year ended December 31, 2010 compared to $3.6 million for the year ended December 31, 2009, representing an increase of 17%. As a percentage of revenue, G&A expenses were 20.9% and 21.2% for the years ended December 31, 2010 and 2009, respectively. The increase in general and administrative expenses in 2010 was due to several factors: an increase in salary expense due to the reinstatement of salaries in 2010 following a salary cut in the second half of 2009, an increase in accounting and audit fees, an increase in legal fees defending our technology on behalf of our customers, and bonuses earned in 2010 and not in 2009.

Marketing and selling expenses were $2.9 million for the year ended December 31, 2010, compared to $3.0 million for the year ended December 31, 2009, a decrease of less than 1%. Total marketing and selling expenses represented 14.6% and 17.5% of revenue for the years ended December 31, 2010 and 2009, respectively.

Research and development ("R&D") expenses for 2010 were $0.5 million compared to $0.5 million for 2009. R&D expenses represented 2.4% and 2.8% of revenue for the years ended December 31, 2010 and 2009, respectively.

Interest income decreased approximately $22,000 to approximately $23,000 for the year ended December 31, 2010 compared to $45,000 for the year ended December 31, 2009. Interest income in both periods represented interest and dividends earned on cash equivalents and short-term investments. A decrease in the yield on investment balances in 2010 as compared to 2009 caused the decrease in interest income.

During the year ended December 31, 2010, the Company recorded a tax provision of $1.8 million, representing an effective tax rate of 41.1%. During the year ended December 31, 2009, the Company recorded a tax provision of $1.1 million, representing an effective tax rate of 41.9%. We do not expect a significant change in our tax rate in the foreseeable future.

Results for the Year Ended December 31, 2009 Compared to Results for the Year Ended December 31, 2008

Revenue decreased $6.0 million or 26% to $17.0 million in 2009 compared to $22.9 million in 2008. This decrease was due in part to decreased testing volume, which fell 26% compared to 2008. Average revenue per sample was unchanged between 2009 and 2008. Revenue included the recognition of deferred revenue relating to the sale of PDT-90 products was $0.1 million for each of the years ended December 31, 2009 and 2008.

Gross profit decreased $3.7 million to $9.6 million in 2009 compared to $13.4 million in 2008. Direct costs decreased by 23% from 2008 to 2009, mainly due to lower labor and associated direct cost of materials. The gross profit margin fell from 58% in 2008 to 57% in 2009 as revenue declined more than direct costs.

General and administrative ("G&A") expenses were $3.6 million for the year ended December 31, 2009 compared to $4.5 million for the year ended December 31, 2008, representing a decrease of 20%. As a percentage of revenue, G&A expenses were 21.2% and 19.7% for the years ended December 31, 2009 and 2008, respectively. The decrease in general and administrative expenses in 2009 was due primarily to a decrease in several categories: lower legal fees defending our technology on behalf of our customers, reduced salaries and stock compensation, decreased bad debt expense and lower consulting fees.

Marketing and selling expenses were $3.0 million for the year ended December 31, 2009, compared to $3.6 million for the year ended December 31, 2008, a decrease of 19%. The variation in marketing and selling expenses was primarily due to lower staffing levels, salary expense and reduced benefit expense of approximately $289,000. Total marketing and selling expenses represented 17.5% and 15.9% of revenue for the years ended December 31, 2009 and 2008, respectively.

Research and development ("R&D") expenses for 2009 were $0.5 million compared to $0.5 million for 2008. R&D expenses represented 2.8% and 2.1% of revenue for the years ended December 31, 2009 and 2008, respectively.

Interest income decreased approximately $263,000 to approximately $45,000 for the year ended December 31, 2009 compared to $308,000 for the year ended December 31, 2008. Interest income in both periods represented interest and dividends earned on cash equivalents and short-term investments. Lower average investment balances along with a decrease in the yield on investment balances in 2009 as compared to 2008 caused the decrease in interest income.

During the year ended December 31, 2009, the Company recorded a tax provision of $1.1 million, representing an effective tax rate of 41.9%. During the year ended December 31, 2008, the Company recorded a tax provision of $2.0 million, representing an effective tax rate of 40.8%.

Liquidity and Capital Resources

At December 31, 2010, the Company had $5.7 million of cash, cash equivalents and short term investments, compared to $5.8 million at December 31, 2009. The Company's operating activities generated net cash of $3.3 million in 2010, $2.4 million in 2009 and $3.7 million in 2008. Investing activities used $1.9 million in 2010, used $1.1 million in 2009 and generated $3.5 million in 2008. Financing activities used $2.6 million in 2010, $3.1 million in 2009 and $6.7 million in 2008.

Operating cash flow of $3.3 million in 2010 primarily reflected net income of $2.6 million adjusted for depreciation and amortization of $0.3 million, stock compensation expense of $0.4 million, an increase in prepaid expenses and accounts receivable of $0.9 million and an increase in accounts payable of $0.5 million, and an increase in accrued expenses of $0.2 million. Operating cash flow of $2.4 million in 2009 primarily reflected net income of $1.5 million adjusted for depreciation and amortization of $0.3 million, stock compensation expense of $0.4 million, a decrease in prepaid expenses and accounts receivable of $0.8 million and accounts payable of $0.5 million, and a decrease in accrued expenses of $0.2 million. Operating cash flow of $3.7 million in 2008 primarily reflected net income of $3.0 million adjusted for depreciation and amortization of $0.3 million, stock compensation expense of $0.4 million and an increase in prepaid expenses of $0.6 million, offset by an increase in accrued expenses of $0.3 million. We expect operating cash flow to increase as our projected sales increase.

Investing cash flow principally reflected the purchase of short-term investments and capital expenditures. During 2010, the Company invested in short-term investments of $1.0 million. During 2009, the Company invested in short-term investments of $1.0 million while in 2008 the Company redeemed at par investments of $3.9 million. Capital expenditures were $0.8 million, $0.04 million, and $0.3 million in 2010, 2009 and 2008, respectively. The expenditures related principally to new equipment, including laboratory and computer equipment. We expect capital expenditures to increase from the current year as additional software and equipment is purchased primarily for our laboratory.

During 2010, the Company repurchased 822 shares for treasury. In 2009, the Company repurchased 17,219 shares of common stock for treasury. The Company has authorized 750,000 shares for repurchase since June of 1998, of which 250,000 shares of common stock were authorized in March of 2009 for repurchase. Since 1998, a total of 547,899 shares have been repurchased. The Company also distributed $2.5 million, $3.0 million, and $6.1 million (of which $2.6 million was a special dividend) of cash dividends to its shareholders in 2010, 2009, and 2008 respectively.

At December 31, 2010, the Company's principal sources of liquidity included approximately $5.7 million of cash, cash equivalents and short-term investments. Management currently believes that such funds, together with future operating profits, should be adequate to fund anticipated working capital requirements and capital expenditures in the near term. Depending upon the Company's results of operations, its future capital needs and available marketing opportunities, the Company may use various financing sources to raise additional funds. Such sources could include joint ventures, issuance of common stock or debt financing, although there is no assurance that such financings will be available to the Company on terms it deems acceptable, if at all. At December 31, 2010, the Company had no long-term debt.

The Company has paid dividends over the past fifty-eight quarters. It most recently declared a dividend in March 2011 which was paid in March 2011 and amounted to $625,442. The Company's current intention is to continue to declare dividends to the extent funds are available and not required for operating purposes or capital requirements, and only then, upon approval by the Board of Directors. There can be no assurance that in the future the Company will declare dividends.

Contractual obligations as of December 31, 2010 were as follows:

	Payments Due by Period				
Contractual Obligation	**Less Than 1 Year**	**1 – 3 Years**	**3 – 5 Years**	**Greater Than 5 Years**	**Total**
	(Amounts in Thousands)				
Operating leases	$ 546	$738	$54	$—	$1,338
Purchase commitment	569	—	—	—	569
Total	$1,155	$738	$54	$—	$1,907

Purchase Commitment

The Company has a supply agreement with a vendor which requires the Company to purchase isotopes used in its drug testing procedures from this sole supplier at prices based upon prior year purchase levels. Purchases amounted to $432,000, $584,000, and $606,000 in 2010, 2009 and 2008 respectively. The Company expects to purchase $569,000 in 2011. In exchange for exclusivity, the supplier has provided the Company with the right to purchase the isotope technology at fair market value under certain conditions, including the failure to meet the Company's purchase commitments. This agreement does not include a fixed termination date; however, it is cancelable upon mutual agreement by both parties or after six months termination notice by the Company of its intent to use a different technology in connection with its drug testing procedures.

Critical Accounting Policies

The Company's significant accounting policies are described in Note 2 to the financial statements included in Item 8 of this Form 10-K. Management believes the most critical accounting policies are as follows:

Revenue Recognition

The Company is in the business of performing drug testing and reporting the results thereof. The Company's drug testing services include training for collection of samples and storage of positive samples for its customers for an agreed-upon fee per unit tested of samples. The revenues are recognized when the predominant deliverable, drug testing, is provided and reported to the customer.

The Company recognizes revenue in accordance with Accounting Standards Codification "ASC" 605, "*Revenue Recognition.*" In accordance with ASC 605, the Company considers testing, training and storage elements as one unit of accounting for revenue recognition purposes, as the training and storage costs are de minimis and do not have stand-alone value to the customer. The Company recognizes revenue as the service is performed and reported to the customer, since the predominant deliverable in each arrangement is the testing of the units.

The Company also provides expert testimony, when and if necessary, to support the results of the tests, which is generally billed separately and recognized as the services are provided.

Deferred revenue represents payments received in advance of the performance of drug testing procedures, generally in relation to the personal drug testing kits PDT-90. Deferred revenue is recognized as revenue when the underlying test results are delivered. With respect to a portion of these transactions, there may be instances where the customer ultimately does not require performance. Revenue is then recognized when the Company can reasonably, reliably and objectively determine that it is remote that performance will be required for an estimable portion of transactions. The Company recorded, approximately $24,000, $128,000 and $90,000 of revenue in the results of operations for the years ended December 31, 2010, 2009, and 2008, respectively, related to test kits that were sold for which the Company's obligations to provide service were deemed remote.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, including bad debts and income tax valuation, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the ability to collect amounts owed to it by its customers. Management reviews its accounts receivable aging for doubtful accounts and uses a methodology based on calculating the allowance using a combination of factors including the age of the receivable along with management's judgment to identify accounts that may not be collectible. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. Bad debt expense has been within management's expectations.

Income Taxes

The Company accounts for income taxes using the liability method, which requires the Company to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year. A deferred tax valuation allowance is required if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

The Company had net deferred tax assets in the amount of $240,000 at December 31, 2010, which the Company believes are fully realizable based upon expected future taxable income, which the Company's believes is reasonably attainable in light of previous operating results during the past three years.

The Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimated taxes payable in the accompanying financial statements. Interest and penalties related to income tax matters are recognized as a general and administrative expense. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2010 or 2009. The Company does not expect the unrecognized tax benefits to change significantly over the next twelve months.

The above listing is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

Recent Accounting Pronouncements

In April 2010, the FASB issued Accounting Standards Update, or, ASU, No. 2010-17, *Revenue Recognition — Milestone Method (Topic 605): Milestone Method of Revenue Recognition*, or ASU 2010-17. ASU 2010-17 allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. ASU 2010-17 provides a definition of substantive milestone and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. ASU 2010-17 is limited to transactions involving milestones relating to research and development deliverables. ASU 2010-17 also includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU No. 2009-14, Software (Topic 985): *Certain Revenue Arrangements That Include Software Elements — a consensus of the FASB EITF*, or ASU 2009-14. ASU 2009-14 changes the accounting model for revenue arrangements that include tangible products and software elements. The amendments of this update provide additional guidance on how to determine which software, if any, relating to the tangible product also would be excluded from the scope of the software revenue recognition guidance. The amendments in this update also provide guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, as well as arrangements that have deliverables both included and excluded from the scope of software revenue recognition guidance. This standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605): *Multiple-Deliverable Revenue Arrangements — a consensus of the FASB EITF*, or ASU 2009-13. ASU 2009-13 will separate multiple-deliverable revenue arrangements. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The amendments of this update will replace the term "fair value" in the revenue allocation guidance with "selling price" to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments of this update will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The amendments in this update will require that a vendor determine its best estimated selling price in a manner consistent with that used to determine the price to sell the deliverable on a standalone basis. This standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Effective January 1, 2010, the Company adopted ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*, or ASU 2010-06. A reporting entity should provide additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3 fair value measurements. The adoption of the additional disclosures for Level 1 and Level 2 fair value measurements did not have an impact on our financial position, results of operations or cash flows. The disclosures regarding Level 3 fair value measurements do not become effective until January 1, 2011 and the adoption is not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Not Required.

Item 8. Financial Statements and Supplementary Data

(a) Financial Statements:

(b) Not Covered by Above Report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Psychemedics Corporation
Acton, Massachusetts:

We have audited the accompanying balance sheets of Psychemedics Corporation (the Company) as of December 31, 2010 and 2009 and the related statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP
Boston, Massachusetts
March 25, 2011

PSYCHEMEDICS CORPORATION

BALANCE SHEETS

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 3,720,488	$ 4,840,367
Short-term investments	2,018,452	1,006,436
Accounts receivable, net of allowance of $119,295 in 2010 and $134,282 in 2009	3,905,821	3,016,084
Prepaid expenses and other current assets	700,822	663,433
Deferred tax assets	239,831	253,221
Total current assets	10,585,414	9,779,541
Property and equipment, net:		
Computer software	1,290,255	1,205,840
Office furniture and equipment	2,032,406	1,967,701
Laboratory equipment	7,493,190	6,830,750
Leasehold improvements	915,015	908,615
	11,730,866	10,912,906
Less – accumulated depreciation and amortization	(10,663,996)	(10,381,599)
	1,066,870	531,307
Deferred tax assets, net of current portion	—	204,764
Other assets	114,037	86,814
Total assets	$ 11,766,321	$ 10,602,426
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 699,833	$ 180,784
Accrued expenses	1,302,370	1,090,898
Deferred revenue	16,605	36,360
Total current liabilities	2,018,808	1,308,042
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Preferred stock, $0.005 par value; 872,521 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.005 par value; 50,000,000 shares authorized, 5,877,358 shares issued in 2010 and 5,861,872 shares issued in 2009	29,387	29,309
Additional paid-in capital	27,764,992	27,419,359
Treasury stock, at cost (665,345 shares in 2010 and 664,523 shares in 2009)	(10,059,398)	(10,053,364)
Accumulated deficit	(7,987,468)	(8,100,920)
Total shareholders' equity	9,747,513	9,294,384
Total liabilities and shareholders' equity	$ 11,766,321	$ 10,602,426

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION

STATEMENTS OF INCOME

	Year Ended December 31,		
	2010	2009	2008
Revenues	$20,108,862	$16,954,994	$22,948,604
Cost of revenues	8,067,229	7,345,016	9,598,515
Gross profit	12,041,633	9,609,978	13,350,089
Operating expenses:			
General and administrative	4,195,998	3,596,774	4,520,074
Marketing and selling	2,949,739	2,961,477	3,648,584
Research and development	481,433	467,435	474,622
Total operating expenses	7,627,170	7,025,686	8,643,280
Income from operations	4,414,463	2,584,292	4,706,809
Interest income	23,091	45,320	308,034
Income before taxes	4,437,554	2,629,612	5,014,843
Provision for income taxes	1,823,834	1,102,317	2,046,054
Net income	$ 2,613,720	$ 1,527,295	$ 2,968,789
Basic net income per share	$ 0.50	$ 0.29	$ 0.57
Diluted income per share	$ 0.50	$ 0.29	$ 0.57
Dividends declared per share	$ 0.48	$ 0.53	$ 0.66
Special dividends declared per share	$ 0.00	$ 0.00	$ 0.50
Weighted average common shares outstanding, basic	5,207,244	5,193,329	5,219,141
Weighted average common shares outstanding, diluted	5,226,454	5,204,767	5,245,713

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION

STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock			Treasury Stock			
	Shares	**$0.005 par Value**	**Paid-In Capital**	**Shares**	**Cost**	**Accumulated Deficit**	**Total**
BALANCE, December 31, 2007	5,811,982	$29,060	$26,539,764	586,197	$ (9,163,624)	$(3,527,269)	$13,877,931
Exercise of stock options	17,931	90	199,114	—	—	—	199,204
Shares issued – vested	13,155	66	(66)	—	—	—	—
Stock compensation expense	—	—	379,931				379,931
Acquisition of treasury stock	—	—	—	61,107	(810,333)	—	(810,333)
Cash dividends declared ($1.16 per share)	—	—	—	—	—	(6,055,634)	(6,055,634)
Net income	—	—	—	—	—	2,968,789	2,968,789
BALANCE, December 31, 2008	5,843,068	29,216	27,118,743	647,304	(9,973,957)	(6,614,114)	10,559,888
Shares issued – vested	18,804	93	(93)	—	—	—	—
Tax withholding related to vested shares from employee stock plans	—	—	(39,381)	—	—	—	(39,381)
Stock compensation expense	—	—	394,498				394,498
Change in excess tax benefit on equity awards	—	—	(54,408)	—	—	—	(54,408)
Acquisition of treasury stock	—	—	—	17,219	(79,407)	—	(79,407)
Cash dividends declared ($0.53 per share)	—	—	—	—	—	(3,014,101)	(3,014,101)
Net income	—	—	—	—	—	1,527,295	1,527,295
BALANCE, December 31, 2009	5,861,872	29,309	27,419,359	664,523	(10,053,364)	(8,100,920)	9,294,384
Shares issued – vested	15,486	78	(78)	—	—	—	—
Tax withholding related to vested shares from employee stock plans	—	—	(49,261)	—	—	—	(49,261)
Stock compensation expense	—	—	394,972	—	—	—	394,972
Acquisition of treasury stock	—	—	—	822	(6,034)	—	(6,034)
Cash dividends declared ($0.48 per share)	—	—	—	—	—	(2,500,268)	(2,500,268)
Net income	—	—	—	—	—	2,613,720	2,613,720
BALANCE, December 31, 2010	5,877,358	$29,387	$27,764,992	665,345	$(10,059,398)	$(7,987,468)	$ 9,747,513

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 2,613,720	$ 1,527,295	$ 2,968,789
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	284,911	336,795	331,393
Deferred income taxes	218,154	130,434	(72,399)
Change in excess tax benefit on equity awards	—	(54,408)	—
Stock compensation expense	394,972	394,498	379,931
Changes in operating assets and liabilities:			
Accounts receivable	(889,737)	382,371	156,887
Prepaid expenses and other current assets	(37,389)	442,453	(606,967)
Accounts payable	519,049	(464,110)	156,254
Accrued expenses	211,472	(178,026)	317,682
Deferred revenue	(19,755)	(117,720)	(88,875)
Net cash provided by operating activities	3,295,397	2,399,582	3,687,493
Cash flows from investing activities:			
Maturities of short-term investments	—	—	3,875,000
Purchases of short-term investments	(1,012,016)	(1,006,436)	—
Increase in other long-term assets	(29,737)	(14,582)	(17,811)
Purchases of property and equipment	(817,960)	(35,427)	(344,534)
Net cash provided by (used in) investing activities	(1,859,713)	(1,056,445)	3,512,655
Cash flows from financing activities:			
Dividends paid	(2,500,268)	(3,014,101)	(6,055,634)
Proceeds from employee stock plans and stock option exercises, net of tax withholding	(49,261)	(39,381)	189,891
Acquisition of treasury stock	(6,034)	(79,407)	(810,333)
Tax benefit associated with exercise of options	—	—	9,313
Net cash used in financing activities	(2,555,563)	(3,132,889)	(6,666,763)
Net increase (decrease) in cash and cash equivalents	(1,119,879)	(1,789,752)	533,385
Cash and cash equivalents, beginning of year	4,840,367	6,630,119	6,096,734
Cash and cash equivalents, end of year	$ 3,720,488	$ 4,840,367	$ 6,630,119
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 2,009,694	$ 112,449	$ 2,553,537
Non-cash investing and financing activities:			
Issuance of restricted stock awards	$ 78	$ 93	$ 66

The accompanying notes are an integral part of these financial statements.

PSYCHEMEDICS CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

1. Nature of Business and Basis of Presentation

Psychemedics Corporation is the world's largest provider of hair testing for drugs of abuse, utilizing a patented hair analysis method involving radioimmunoassay technology and confirmation by mass spectrometry to analyze human hair to detect abused substances. The Company's customers include Fortune 500 companies, as well as small to mid-size corporations, schools and governmental entities located primarily in the United States.

2. Summary of Significant Accounting Policies

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties similar to those of other companies, such as those associated with the continued expansion of the Company's sales and marketing network, development of markets for new products and services offered by the Company, the economic health of principal customers of the Company, financial and operational risks associated with possible expansion of testing facilities used by the Company, government regulation (including, but not limited to, Food and Drug Administration regulations), competition and general economic conditions.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, including those related to bad debts and income tax valuation, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Changes in estimates are recorded in the period in which they become known.

Cash Equivalents and Short-Term Investments

All highly liquid investments with original maturities of 90 days or less are considered cash equivalents. These consist of cash savings, U.S. government reserve money market accounts, and government insured Certificates of Deposit (CD's) at December 31, 2010 and 2009. While the money market account contains U.S. federal government backed issues, the account itself is not federally insured. As of December 31, 2010, $0.6 million was in U.S. federal government-backed money-market accounts, and $2.0 million was in CDs with maturities under 90 days — all of which are classified as cash and cash equivalents.

There was also $2.0 million of CDs with maturities within 14 weeks that are classified as short-term investments. The Company accounts for investment securities in accordance with Accounting Standards Codification (ASC) 320. Under ASC 320, investments that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity and are reported at amortized cost, which approximates fair market value. The Company intends to hold all CDs to maturity. All short-term investments were classified as held-to-maturity at December 31, 2010. The Company does not use derivative financial instruments for speculative or trading purposes.

2. Summary of Significant Accounting Policies – (continued)

During the first quarter of 2008, the Company adopted ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

In accordance with ASC 820, the Company's financial assets that are measured at fair value on a recurring basis as of December 31, 2010 are cash, cash equivalents and short term investments. The cash, cash equivalents and short term investments are measured using level one inputs.

Inventory

The Company expenses consumables such as chemicals and antibodies as purchased. The Company has a supply agreement with a vendor which requires the Company to purchase isotopes used in its drug testing procedures from this sole supplier in exchange for variable annual payments based upon prior year purchases.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets, using the straight-line method. Repair and maintenance costs are expensed as incurred. The estimated useful lives of the assets are as follows:

Computer software	3 to 5 years
Office furniture and equipment	3 to 7 years
Laboratory equipment	5 to 7 years
Leasehold improvements	Lesser of term of lease or estimated useful life

The Company recorded depreciation and amortization related to property and equipment of $282,397, $333,844, and $331,393 in 2010, 2009 and 2008 respectively.

Other Assets

Other assets primarily consist of capitalized legal costs relating to patent applications. The Company amortizes these costs over 10 years from the date of grant of the applicable patent. As of December 31, 2010 and 2009, the Company had capitalized legal costs relating to an outstanding patent application of $26,938, and $13,064, respectively. The amount of amortization related to patent applications is expected to remain below $10,000 per year for the next 5 years.

2. Summary of Significant Accounting Policies – (continued)

Revenue Recognition

The Company is in the business of performing drug testing services and reporting the results thereof. The Company's drug testing services include training for collection of samples and storage of positive samples for its customers for an agreed-upon fee per unit tested of samples. The revenues are recognized when the predominant deliverable, drug testing, is provided and reported to the customer.

The Company recognizes revenue under ASC 605, "*Revenue Recognition.*" In accordance with ASC 605 the Company considers testing, training and storage elements as one unit of accounting for revenue recognition purposes, as the training and storage costs are de minimis and do not have stand-alone value to the customer. The Company recognizes revenue as the service is performed and reported to the customer, since the predominant deliverable in each arrangement is the testing of the units.

The Company also provides expert testimony, when and if necessary, to support the results of the tests, which is generally billed separately and recognized as the services are provided.

Deferred revenue represents payments received in advance of the performance of drug testing procedures, generally in relation to the personal drug testing kits PDT-90. Deferred revenue is recognized as revenue when the underlying test results are delivered. With respect to a portion of these transactions, there may be instances where the customer ultimately does not require performance. Revenue is then recognized when the Company can reasonably, reliably and objectively determine that it is remote that performance will be required for an estimable portion of transactions. The Company recorded $24,145, $127,809, and $89,714 of revenue in the results of operations for the years ended December 31, 2010, 2009 and 2008 related to test kits that were sold for which the At December 31, 2010 and 2009, the Company had deferred revenue of approximately $17,000 and $36,000, respectively, reflecting sales of its personal drug testing service for which the performance of the related test had not yet occurred and future obligations were not deemed remote. Company's

Research and Development Expenses

The Company charges all research and development expenses to operations as incurred.

Income Taxes

The Company accounts for income taxes using the liability method pursuant to FASB ASC 740, *Income Taxes*. Under this method, the Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company evaluates uncertain tax positions annually and considers whether the amounts recorded for income taxes are adequate to address the Company's tax risk profile. The Company analyzes the potential tax liabilities of specific transactions and tax positions based on management's judgment as to the expected outcome.

Concentration of Credit Risk and Off-Balance Sheet Risk

The Company has no significant off-balance-sheet risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments in highly rated institutions. These include money market accounts holding U.S. federal government reserve securities. While the underlying securities are federally issued, the account itself is not insured. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The Company maintains an

2. Summary of Significant Accounting Policies – (continued)

allowance for potential credit losses but historically has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. The Company does not require collateral.

Comprehensive Income

The Company's comprehensive income is the same as its reported net income for the years ended December 31, 2010, 2009 and 2008.

Stock-Based Compensation

The Company accounts for equity awards in accordance with ASC 718, *Compensation — Stock Compensation*. FASB ASC 718 requires employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at the grant date based on the fair value of the award. It also requires the measurement of compensation cost at fair value on the date of grant and recognition of compensation expense over the service period for awards expected to vest. The Company uses the straight-line attribution method to recognize share-based compensation over the service period of the award, which is generally equal to the vesting period.

Under ASC 718, the Company recorded $394,972, $394,498, and $379,931 of stock compensation expense in the accompanying statements of income for the years ended December 31, 2010, 2009 and 2008, respectively.

See Note 7 for additional information relating to the Company's stock plans.

Basic and Diluted Net Income per Share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents outstanding during the period. The number of dilutive common stock equivalents outstanding during the period has been determined in accordance with the treasury-stock method. Common equivalent shares consist of common stock issuable upon the exercise of outstanding options and the unvested portion of stock unit awards ("SUAs").

Basic and diluted weighted average common shares outstanding are as follows:

	2010	2009	2008
Weighted average common shares outstanding	5,207,244	5,193,329	5,219,141
Dilutive common equivalent shares	19,210	11,438	26,572
Weighted average common shares outstanding, assuming dilution	5,226,454	5,204,767	5,245,713

For the years ending December 31, 2010, 2009, and 2008, options to purchase 298,390, 361,382, and 331,292 common shares, respectively, were outstanding but not included in the dilutive common equivalent share calculation as their effect would have been anti-dilutive.

Financial Instruments

Financial instruments include cash equivalents, short-term investments, and accounts receivable/payable. Estimated fair values of these financial instruments approximate carrying values due to their short-term nature.

Segment Reporting

The Company manages its operations as one segment, drug testing services. As a result, the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment. Substantially all of the Company's revenues and assets are in the United States.

2. Summary of Significant Accounting Policies – (continued)

Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2010 through the time of filing with the SEC of the Company's annual report on Form 10-k for the year ended December 31, 2010. During this period, the Company did not have any material recognizable subsequent events.

Recent Accounting Pronouncements

In April 2010, the FASB issued Accounting Standards Update, or, ASU, No. 2010-17, *Revenue Recognition — Milestone Method (Topic 605): Milestone Method of Revenue Recognition*, or ASU 2010-17. ASU 2010-17 allows the milestone method as an acceptable revenue recognition methodology when an arrangement includes substantive milestones. ASU 2010-17 provides a definition of substantive milestone and should be applied regardless of whether the arrangement includes single or multiple deliverables or units of accounting. ASU 2010-17 is limited to transactions involving milestones relating to research and development deliverables. ASU 2010-17 also includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. ASU 2010-17 is effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU No. 2009-14, Software (Topic 985): *Certain Revenue Arrangements That Include Software Elements — a consensus of the FASB EITF*, or ASU 2009-14. ASU 2009-14 changes the accounting model for revenue arrangements that include tangible products and software elements. The amendments of this update provide additional guidance on how to determine which software, if any, relating to the tangible product also would be excluded from the scope of the software revenue recognition guidance. The amendments in this update also provide guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, as well as arrangements that have deliverables both included and excluded from the scope of software revenue recognition guidance. This standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements — a consensus of the FASB EITF*, or ASU 2009-13. ASU 2009-13 will separate multiple-deliverable revenue arrangements. This update establishes a selling price hierarchy for determining the selling price of a deliverable. The amendments of this update will replace the term "fair value" in the revenue allocation guidance with "selling price" to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant. The amendments of this update will eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The amendments in this update will require that a vendor determine its best estimated selling price in a manner consistent with that used to determine the price to sell the deliverable on a standalone basis. This standard is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The adoption of this standard is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Effective January 1, 2010, the Company adopted ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*, or ASU 2010-06. A reporting entity should provide additional disclosures about the different classes of assets and liabilities measured at fair

2. Summary of Significant Accounting Policies – (continued)

value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3 fair value measurements. The adoption of the additional disclosures for Level 1 and Level 2 fair value measurements did not have an impact on our financial position, results of operations or cash flows. The disclosures regarding Level 3 fair value measurements do not become effective until January 1, 2011 and the adoption is not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

3. Accounts Receivable

The Company maintains an allowance for uncollectible accounts receivable based on management's assessment of the collectability of its customer accounts by reviewing customer payment patterns and other relevant factors. The Company reviews the adequacy of the allowance for uncollectible accounts on a quarterly basis and adjusts the balance as determined necessary. The following is a rollforward of the Company's allowance for doubtful accounts:

	2010	2009
Balance, beginning of period	$134,282	$246,462
Provision for (recoveries of) doubtful accounts	10,302	(89,378)
Write-offs	(25,289)	(22,802)
Balance, end of period	$119,295	$134,282

4. Accrued Expenses

Accrued expenses consist of the following:

	2010	2009
Accrued payroll and employee benefits	$ 607,248	$ 392,558
Accrued income taxes	—	331,831
Accrued hair collection expense	117,727	79,480
Accrued audit and tax consulting	151,817	98,481
Other accrued expenses	425,578	188,548
	$1,302,370	$1,090,898

5. Income Taxes

The income tax provision consists of the following:

	2010	2009	2008
Current –			
Federal	$1,261,670	$ 810,538	$1,549,593
State	344,010	215,753	424,062
	1,605,680	1,026,291	1,973,655
Deferred –			
Federal	171,848	71,540	56,819
State	46,306	4,486	15,580
	218,154	76,026	72,399
	$1,823,834	$1,102,317	$2,046,054

PSYCHEMEDICS CORPORATION

NOTES TO FINANCIAL STATEMENTS
December 31, 2010

5. Income Taxes – (continued)

A reconciliation of the effective rate with the federal statutory rate is as follows:

	2010	2009	2008
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	5.6	5.7	5.8
Permanent differences	(0.2)	0.4	1.0
Stock based compensation	1.7	1.8	—
Effective tax rate	41.1%	41.9%	40.8%

The components of the net deferred tax assets included in the accompanying balance sheets are as follows at December 31:

	2010	2009
Deferred tax assets:		
Deferred revenue	$ 6,566	$ 14,382
Stock-based compensation	146,812	136,976
Allowance for doubtful accounts	47,171	53,114
Excess of book over tax depreciation and amortization	—	204,764
Accrued expenses	133,960	66,719
	334,509	475,955
Deferred tax liabilities:		
Prepaid expenses	(17,790)	(17,970)
Excess of tax over book depreciation and amortization	(76,888)	—
	(94,678)	(17,970)
	$239,831	$457,985

ASC 740 contains a two-step approach to recognizing and measuring uncertain tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on an audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating the Company's tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes.

The Company adopted these provisions effective January 1, 2007, without material effect in the financial statements. The Company operates within multiple taxing jurisdictions and could be subject to audit in these jurisdictions. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimated taxes payable in the accompanying financial statements. Interest and penalties related to income tax matters are recognized as a general and administrative expense. The Company did not have any unrecognized tax benefits and did not have any interest or penalties accrued as of December 31, 2010 and 2009. The tax years ended December 31, 2007 through December 31, 2010 remain subject to examination by all major taxing authorities.

6. Preferred Stock

The Board of Directors has the authority to designate authorized preferred shares in one or more series and to fix the relative rights and preferences without vote or action by the stockholders. The Board of Directors has no present plans to designate or issue any shares of preferred stock.

7. Stock-Based Awards

In 2006, the Company adopted a new stock-based plan (the "2006 Equity Incentive Plan") for officers, directors, employees and consultants. The 2006 Equity Incentive Plan provides for grants of options with terms of up to ten years, grants of restricted stock or stock unit awards (SUAs), issuances of stock bonuses or grants other stock-based awards, covering up to 250,000 shares of common stock. As of December 31, 2010, 84,450 shares remained available for future grant under the 2006 Equity Incentive Plan.

The fair value of the SUAs was determined by the closing price on the date of grant. The SUAs vest over a period of two to four years and are convertible into an equivalent number of shares of the Company's common stock provided that the employee receiving the award remains continuously employed throughout the vesting period. The Company records compensation expense related to the SUAs on a straight-line basis over the vesting term of the SUA. Employees are issued shares upon vesting, net of tax withholdings.

The Company granted 34,000 SUA's to certain members of management and its directors on May 10, 2007. The fair value of the SUAs was $18.41 per share, which was the closing price of the Company's stock on May 10, 2007. The SUAs vest over a period of two to four years and are convertible into an equivalent number of shares of the Company's common stock provided that the awardee remains continuously employed throughout the vesting periods. Of these 34,000 units, 1,500 were cancelled upon termination of an employee in 2010. In 2008, 2009, and 2010; 10,000, 10,000, and 7,000 units vested and were issued, net of tax withholdings, respectively.

In 2008, the Company granted 32,600 SUAs on May 15, 1,000 SUAs on October 14, and 800 SUAs on November 3. The fair values of the SUAs were $16.50, $10.67 and $9.30 per share, respectively, which was the closing price of the Company's stock on those dates. The SUAs vest over a period of two to four years and are convertible into an equivalent number of shares of the Company's common stock provided that the awardee remains continuously employed throughout the vesting period. Of these 34,400 units, 1,200 were cancelled upon termination of an employee in 2008 and 1,850 were cancelled upon termination of three employees in 2010. In 2009 and 2010, 9,800 and 9,350 of these units vested and were issued, net of tax withholdings, respectively.

In 2010, the Company granted 94,000 SUAs on April 7. The fair value of the SUAs was $7.75 per share, which was the closing price of the Company's stock on that date. The SUAs vest over a period of two to four years and are convertible into an equivalent number of shares of the Company's common stock provided that the awardee remains continuously employed throughout the vesting period. Of these 94,000 units, 17,000 were cancelled upon termination of three employees in 2010.

The Company also has stock option plans that have expired or been terminated, but shares can be issued upon exercise of outstanding options that were granted prior to such expiration or termination. No additional grants of options or other stock based awards may be made under such expired or terminated plans. Activity for these plans is included in this footnote. Options granted under the plans consisted of both non-qualified and incentive stock options and were granted in each case at a price that was not less than the fair market value of the common stock at the date of grant. These options generally have lives of ten years and vest either immediately or over periods up to four years.

7. Stock-Based Awards – (continued)

A summary of stock option activity for the Company's stock option plans is as follows:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value[1]
Outstanding, December 31, 2007	450,034	$15.63		
Granted	—	—		
Exercised	(18,139)	13.93		
Terminated	(39,785)	20.51		
Outstanding, December 31, 2008	392,110	15.22		
Granted	—	—		
Exercised	—	—		
Terminated	(55,189)	17.75		
Outstanding, December 31, 2009	336,921	14.80		
Granted	—	—		
Exercised	—	—		
Terminated	(47,550)	19.93		
Outstanding, December 31, 2010	289,371	$13.96	3.7 years	—

(1) The aggregate intrinsic value on this table was calculated based on the amount, if any, by which the closing market value of the Company's stock on December 31, 2010 ($8.20) exceeded the exercise price of the underlying options, multiplied by the number of shares subject to each option. The total intrinsic value of stock options exercised, calculated based on the amount by which the market value of the Company's stock at the time of exercise exceeded the exercise price, was $0, $0, and $65,060 for the years 2010, 2009 and 2008, respectively.

All SUAs were issued for $0 per share. A summary of activity for SUAs under the Company's 2006 Equity Incentive Plan is as follows:

	Number of Shares	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value[2]
Outstanding & Unvested, December 31, 2007	51,550		
Granted	34,400		
Converted to common stock	(17,150)		282,975
Terminated	(1,200)		
Outstanding & Unvested, December 31, 2008	67,600		
Granted	—		
Converted to common stock**	(25,000)		156,022
Terminated	—		
Outstanding & Unvested, December 31, 2009	42,600		
Granted	94,000		
Converted to common stock**	(21,550)		179,801
Terminated	(20,350)		
Outstanding & Unvested, December 31, 2010	94,700	3.0 years	$776,540
Available for grant, December 31, 2010	84,450		

The aggregate intrinsic value on this table was calculated based on the closing market price of the Company's stock on December 31, 2010 ($8.20). For value on the grants converted to common stock, the price used is the price on the conversion date.

7. Stock-Based Awards – (continued)

(2) The aggregate intrinsic value on this table was calculated based on the closing market price of the Company's stock on December 31, 2010 ($8.20). For value on the grants converted to common stock, the price used is the price on the grant date.

* Total stock based compensation expense for 2010 was $394,972.

** Figure includes 6,064 shares in 2010 and 6,196 shares in 2009 withheld to cover federal income taxes.

As of December 31, 2010, a total of 468,521 shares of common stock were reserved for issuance under the various stock option and stock-based plans. As of December 31, 2010, the unamortized fair value of awards relating to SUAs was $638,155 to be amortized over a weighted average period of approximately 3 years.

8. Employee Benefit Plan

The Psychemedics Corporation 401(k) Savings and Retirement Plan (the 401(k) Plan) is a qualified defined contribution plan in accordance with Section 401(k) of the Internal Revenue Code. All employees over the age of 21 are eligible to make pre-tax contributions up to a specified percentage of their compensation. Under the 401(k) Plan, the Company may, but is not obligated to, match a portion of the employees' contributions up to a defined maximum. Matching contributions of $0, $55,018, and $127,080 were made in the years ended December 31, 2010, 2009 and 2008, respectively. The Company match was suspended on July 1, 2009 and was reinstated as of January 1, 2011.

9. Royalty Agreements

The Company has a royalty-free license from its founder, which was received in a fair market value exchange in connection with the formation of the Company, for the proprietary rights to certain patented hair analysis technology used by the Company in its drug testing services. The Company has two agreements to sublicense its technology, which have not generated significant royalties to date.

10. Commitments and Contingencies

Commitments

The Company leases certain of its facilities and equipment under operating lease agreements expiring on various dates through February 2015. Total minimum lease payments, including scheduled increases, are charged to operations on the straight-line basis over the life of the respective lease. Rent expense was approximately $558,000, $534,000, and $516,000 in 2010, 2009 and 2008, respectively.

At December 31, 2010, minimum commitments remaining under lease agreements were approximately as follows:

	Amount
Years Ending December 31:	
2011	546,000
2012	534,000
2013	101,000
2014	103,000
2015	45,000
Thereafter	9,000
	$1,338,000

10. Commitments and Contingencies – (continued)

Purchase Commitment

The Company has a supply agreement with a vendor which requires the Company to purchase isotopes used in its drug testing procedures from this sole supplier in exchange for variable annual payments based upon prior year purchases. Purchases amounted to $431,897, $584,109, and $606,484 in 2010, 2009, and 2008, respectively. The Company expects to purchase approximately $569,000 in 2011. In exchange for exclusivity, the supplier has provided the Company with the right to purchase the isotope technology at fair market value under certain conditions, including the failure to meet the Company's purchase commitments. This agreement does not include a fixed termination date; however, it is cancelable upon mutual agreement by the parties or six months after termination notice by the Company of its intent to use a different technology in connection with its drug testing procedures.

Contingencies

The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business. The Company believes that although there can be no assurance as to the disposition of these proceedings, based upon information available to the Company at this time, the expected outcome of these matters would not have a material impact on the Company's results of operations or financial condition.

11. Selected Quarterly Financial Data (Unaudited)

The following are selected quarterly financial data for the years ended December 31, 2010 and 2009:

	Quarter Ended (000's Except per Share Amounts)			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
Revenues	$4,464	$5,422	$5,106	$5,117
Gross profit	2,554	3,380	3,026	3,082
Income from operations	836	1,564	1,336	678
Net income	506	873	817	418
Basic net income per share	0.09	0.17	0.16	0.08
Diluted net income per share	0.09	0.17	0.16	0.08

	Quarter Ended (000's Except per Share Amounts)			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Revenues	$4,078	$3,934	$4,670	$4,271
Gross profit	2,092	2,106	2,890	2,522
Income from operations	53	298	1,273	960
Net income	39	174	768	546
Basic net income per share	0.01	0.03	0.15	0.11
Diluted net income per share	0.01	0.03	0.15	0.10

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A (T). Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) that are designed to ensure that information required to be disclosed in reports filed with the SEC are recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms and that such information is accumulated and communicated to our management, including to our Chief Executive Office and Principal Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

As required by Rule 13a-15 under the Exchange Act, the Company's management, with the participation of the Company's Chief Executive Officer and its Principal Financial Officer, has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2010. Based on this evaluation, our Chief Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures were effective for ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that its disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Company's principal executive and financial officers, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of management, including our Chief Executive Officer and Principal Financial Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the Company's evaluation under the framework in *Internal Control — Integrated Framework*, the Company's management concluded that our internal control over financial reporting was effective as of December 31, 2010.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Inherent Limitations on Effectiveness of Controls

The Company's management, including its Chief Executive Officer and Principal Financial Officer, does not expect that the Company's disclosure controls and procedures or the Company's internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives for the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, misstatements, errors and instances of fraud, if any, within our company have been or will be prevented or detected. Further, internal controls may become inadequate as a result of changes in conditions, or through the deteriorations of the degree of compliance with policies or procedures.

Item 9B. Other Information

On March 24, 2011, the Compensation Committee of the Board of Directors of Psychemedics Corporation (the "Company") approved the terms of cash performance bonus arrangements with certain executive officers, including the Company's Chief Executive Officer, its Vice President — Laboratory Operations, its Vice President and Controller and other employees for 2011 (the "cash bonus arrangements"). Bonus payments under the cash bonus arrangements are calculated and paid as follows:

Each participant has the opportunity to earn as bonus compensation up to an aggregate of an additional 25% of his or her Base Salary in 2011 based on achievement of Company and individual performance targets. Each participant's target percentages consist of the following:

(a) Up to 10% of Base Salary based on the Company's achievement of pre-determined revenue and net income goals for 2011

(b) Up to 10% of Base Salary based on the employee's achievement of pre-determined individual goals for 2011

(c) Up to 5% of Base Salary based on the Company's achievement of pre-determined customer service goals for 2011

The Compensation Committee reserves the right to withdraw, amend, add to and terminate the cash bonus arrangements, or any portion of them, in its discretion at any time, including, but not limited to, changing or eliminating the threshold amounts giving rise to the payment of target percentages, determining the calculation of such threshold amounts, and adjusting threshold amounts to take into account special non-recurring items, in determining financial and individual performance.

At the end of fiscal year 2011, the Chief Executive Officer will review and assess the performance of each of the other participants with respect to achievement of his or her individual targets, and provide his recommendations thereon to the Compensation Committee. In addition, the Compensation Committee will review and assess the Chief Executive Officer's performance with respect to achievement of his individual targets. The Compensation Committee will then determine the level of payout of the portion of the Chief Executive Officer's bonus arrangement with respect to individual and Company targets, and each of the other participants, based on the Committee's review and assessment of the performance of each individual toward his or her individual targets and Company targets.

PART III

Item 10. Directors and Executive Officers of the Registrant

Following is a list that sets forth as of March 25, 2011 the names, ages and positions within the Company of all of the Executive Officers of the Company and the Directors of the Company. Each such director has been nominated for reelection at the Company's 2011 Annual Meeting, to be held on May 24, 2011 at 3:00 P.M. at the Seaport Hotel, 200 Seaport Boulevard, Boston, Massachusetts.

Name	Age	Position
Raymond C. Kubacki	66	Chairman, Chief Executive Officer, President, Director
Neil Lerner	43	Vice President, Controller
James Dyke	46	Corporate Vice President, Sales & Marketing
Michael I. Schaffer, Ph.D.	66	Vice President, Laboratory Operations
Harry Connick	85	Director, Audit Committee member, Compensation Committee Member, Nominating Committee member
Walter S. Tomenson, Jr.	64	Director, Audit Committee member, Compensation Committee Member, Nominating Committee member
Fred J. Weinert	63	Director, Audit Committee member, Compensation Committee Member, Nominating Committee member

All Directors hold office until the next annual meeting of stockholders or until their successors are elected. Officers serve at the discretion of the Board of Directors.

Mr. Kubacki has been the Company's President and Chief Executive Officer since 1991. He has also served as Chairman of the Board of the Company since 1993. He is a director of Integrated Environmental Technologies, LTD. From 2007 until 2010, he served as a director of Protection One, Inc. and from 2004 to 2007 he served as a director of Integrated Alarm Services Group, Inc. He is also a trustee of the Center for Excellence in Education based in Washington, D.C. and holds an Advanced Professional Director Certification from the American College of Directors. As a result of these and other professional experiences, Mr. Kubacki possesses particular knowledge and experience in marketing and operations that strengthen the Board's collective qualifications, skills and experience. Mr. Kubacki has been a director of the Company since 1991.

Mr. Lerner joined the Company as Vice President and Controller in October 2010. Prior to joining the Company, he served as Director of Operational Accounting at Beacon Roofing Supply, Inc., Corporate Controller with Atlas TMS, Divisional Controller with Mastec, Inc, and multiple roles with Johnson & Johnson, including plant controller in the Netherlands. Mr. Lerner is a Certified Public Accountant.

Mr. Dyke joined the Company as Corporate Vice President, Sales and Marketing in April 2010. Prior to joining the Company, he worked as a Strategic Sales Consultant and held a variety of Vice President of Sales/Sales & Marketing and General Management positions with Pitney Bowes Inc. in Canada, the United Kingdom and United States.

Dr. Schaffer has served as Vice President of Laboratory Operations since 1999. From 1990 to 1999, he served as Director of Toxicology, Technical Manager and Responsible Person for the Leesburg, Florida laboratory of SmithKline Beecham Clinical Laboratories. From 1990 to 1999, he was also a member of the Board of Directors of the American Board of Forensic Toxicologists. Dr. Schaffer has been an inspector for the Substance Abuse and Mental Health Services Administration's National Laboratory Certification Program since 1989.

Mr. Connick served as District Attorney for Orleans Parish (New Orleans, LA) from 1974 to 2003. In 2002, Mr. Connick received from Drug Czar, John P. Walters, the Director's Award for Distinguished Service in recognition of exemplary accomplishment and distinguished service in the fight against illegal drugs. As a result of these and other professional experiences, Mr. Connick possesses particular knowledge and experience in law enforcement and the effects of drugs of abuse and their effect on society that strengthen the Board's collective qualifications, skills and experience. Mr. Connick has been a director of the Company since 2003.

Mr. Tomenson is a Senior Advisor to Integro Ltd. Mr. Tomenson was Managing Director and Chairman of Client Development of Marsh, Inc. from 1998 until 2004. From 1993 to 1998, he was chairman of FINPRO, the financial services division of Marsh, Inc. Mr. Tomenson is a Director of the Trinity College School Fund, Inc. He also serves on the Executive Council of the Inner-City Scholarship Fund and holds a Master Professional Director Certification from the American College of Directors. As a result of these and other professional experiences, Mr. Tomenson possesses particular knowledge and experience in marketing and distribution and human resources that strengthen the Board's collective qualifications, skills and experience. Mr. Tomenson has been a director of the Company since 1999.

Mr. Weinert is an entrepreneur whose current activities are concentrated in real estate and new business development. He has served on the Business Advisory Council for the University of Dayton for over 20 years. From 1973 until 1989, Mr. Weinert held various executive positions in the Finance and Operations groups of Waste Management, Inc. and its subsidiaries, including 6 years as the President of Waste Management International, Inc. As a result of these and other professional experiences, Mr. Weinert possesses particular knowledge and experience in accounting, finance, capital structures, distribution and international operations that strengthen the Board's collective qualifications, skills and experience. Mr. Weinert has been a director of the Company since 1991.

The information required by Item 405 of Regulation S-K will be set forth in the Proxy Statement of the Company relating to the 2011 Annual Meeting of Stockholders to be held on May 24, 2011 and is incorporated herein by reference.

The Company has a code of ethics that applies to all employees and non-employee directors. This code satisfies the requirements set forth in Item 406 of Regulation S-K and applies to all relevant persons set forth therein. The Company will mail to interested parties a copy of the Code of Ethics upon written request and without charge. Such request shall be made to our General Counsel, 125 Nagog Park, Acton, Massachusetts 01720.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2011 Annual Meeting of Stockholders to be held on May 24, 2011 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2011 Annual Meeting of Stockholders to be held on May 24, 2011 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2011 Annual Meeting of Stockholders to be held on May 24, 2011 and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be set forth in the Proxy Statement of the Company relating to the 2011 Annual Meeting of Stockholders to be held on May 24, 2011 and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) Financial Statements required by Item 15 are included and indexed in Part II, Item 8

(a) (2) Financial Statement Schedules included in Part IV of this report. Schedule II is omitted because information is included in Notes to Financial Statements. All other schedules under the accounting regulations of the SEC are not required under the related instructions and are inapplicable and, thus have been omitted.

(a) (3) See "Exhibit Index" included elsewhere in this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PSYCHEMEDICS CORPORATION

Date: March 25, 2011

By: /s/ Raymond C. Kubacki
Raymond C. Kubacki
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below appoints jointly and severally, Raymond C. Kubacki and Neil Lerner and each one of them, his attorneys-in-fact, each with the power of substitution for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that each attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Signature	Title	Date
/s/ Raymond C. Kubacki Raymond C. Kubacki	Chairman, President and Chief Executive Officer, Director (Principal Executive Officer)	March 25, 2011
/s/ Neil Lerner Neil Lerner	Vice President, Controller (Principal Financial and Accounting Officer)	March 25, 2011
/s/ Harry Connick Harry Connick	Director	March 25, 2011
/s/ Walter S. Tomenson, Jr. Walter S. Tomenson, Jr.	Director	March 25, 2011
/s/ Fred J. Weinert Fred J. Weinert	Director	March 25, 2011

EXHIBIT INDEX

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation filed on August 1, 2002 — (Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2002).
3.2	By-Laws of the Company — (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
4.1	Specimen Stock Certificate — (Incorporated by reference from the Registrant's Registration Statement on Form 8-A filed on July 31, 2002).
10.1	License Agreement with Werner Baumgartner, Ph.D. and Annette Baumgartner dated January 17, 1987 — (Incorporated by reference from the Registrant's Registration Statement on Form S-18, File No. 33-10186 LA).
10.2.1	Lease dated October 6, 1992 with Mitchell H. Hersch, et. al with respect to premises in Culver City, California — (Incorporated by reference from the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1992).
10.2.2	Security Agreement dated October 6, 1992 with Mitchell H. Hersch et. al — (Incorporated by reference from the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1992).
10.2.3	First Amendment to Lease dated with Mitchell H. Hersch, et.al California — (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
10.2.4	Second Amendment to Lease dated with Mitchell H. Hersch, et.al. California — (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
10.2.5	Third Amendment to Lease dated December 31, 1997 with Mitchell H. Hersch, et.al. California — (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
10.2.6	Fourth Amendment to Lease dated May 24, 2005 with Mitchell H. Hersch, et.al. California — (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005).
10.2.7	First Amendment to Lease dated December 10, 1999 with Isabelle Greenspan, et.al. California 5840 Uplander Way
10.3*	2000 Stock Option Plan, — (Incorporated by reference from the Registrant's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2002).
10.4*	Amended and restated change in Control Severance Agreement with Raymond C. Kubacki dated July 10, 2008 — (Incorporated by reference from the Registrant's current report on form 8-k, filed on July 14, 2008.)
10.5*	2006 Equity Incentive Plan — (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 17, 2006).
10.6*	Form of Stock Unit Award used with employees and consultants under the 2006 Equity Incentive Plan — (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 17, 2006).
10.7*	Form of Stock Unit Award used with non-employee directors under the 2006 Equity Incentive Plan — (Incorporated by reference from the Registrant's Current Report on Form 8-K filed on May 17, 2006).
10.8*	Change in control severance agreement with Michael Schaffer PhD dated July 10, 2008 (Incorporated by reference from the registrant's current report on Form 8-k filed on July 14, 2008)
10.9*	Amendment dated November 3, 2008 to change in control severance agreement with Ray Kubacki. (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

Exhibit Number	Description
10.10*	Amendment dated November 3, 2008 to change in control severance agreement with Michael Schaffer. (Incorporated by reference from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2008).
10.11*	Employment offer letter dated April 7, 2010 with James Dyke (incorporated by reference from Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)
10.12*	Change in Control Severance Agreement with James V Dyke dated April 7,2010 (Incorporated by reference from Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010)
10.13*	Employment offer letter dated October 25, 2010 with Neil Lerner
23.1	Consent of BDO USA LLP, Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Vice President and Controller Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Vice President and Controller Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management compensation plan or arrangement

MANAGEMENT AND CORPORATE INFORMATION

BOARD OF DIRECTORS

Raymond C. Kubacki
Chairman, President and C.E.O.

Harry Connick
Private Investor

Walter S. Tomenson, Jr.
Senior Advisor, Integro Ltd.

Fred J. Weinert
Private Investor

CORPORATE OFFICERS

Raymond C. Kubacki
Chairman, President and C.E.O.

Michael I. Schaffer, Ph.D.
Vice President-Laboratory Operations

Neil Lerner
Vice President, Finance

James Dyke
Corporate Vice President, Sales & Marketing

TRANSFER AGENT

c/o Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Investor Relations Telephone
Number: 1-800-426-5523
Internet Address:
http://www.computershare.com

COUNSEL

Lynch, Brewer, Hoffman & Fink, LLP
Boston, Massachusetts

AUDITORS

BDO USA, LLP
Boston, Massachusetts

CORPORATE OFFICES

Corporate Headquarters:
125 Nagog Park
Acton, Massachusetts 01720

Laboratory Facilities:
5832 Uplander Way
Culver City, California 90230

FORM 10-K

A copy of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by any stockholder at our website:

www.psychemedics.com

or by writing to:

Investor Relations
Psychemedics Corporation
125 Nagog Park
Acton, MA 01720

ANNUAL MEETING

The 2011 Annual Meeting of Stockholders will be held on May 24, 2011 at 3:00 p.m. at

The Seaport Hotel
200 Seaport Boulevard
Boston, Massachusetts

NASDAQ Stock Exchange Symbol (PMD)

PSYCHEMEDICS
CORPORATION

125 NAGOG PARK, ACTON, MA 01720